UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ended 30 June 2024
Commission File Number 001-14642

ING Groep NV

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
[ ]

This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Nos. 333-92220, 333-81564, 333-108833, 333-125075, 333-137354, 333-149631, 333-158154, 333-158155, 333-165591, 333-168020, 333-172919, 333-172920, 333-172921 and 333-215535) and in the registration statement on Form F-3 (No. 333-266516) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

ING Group

Condensed consolidated interim financial information for the six month period ended 30 June 2024 on form 6-K do your thing

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Contents

Presentation of information	4
Cautionary statement with respect to forward-looking statements	5
Interim Report

Introduction	7
ING Group consolidated results	7
Risk management

Risk management	15
Credit risk	16
Other risks and uncertainties	26
Condensed consolidated interim financial statements
Notes to the Condensed consolidated interim financial statements

1 Basis of preparation and significant changes in the current reporting period	34
2 Financial assets at fair value through profit or loss	36
3 Financial assets at fair value through other comprehensive income	37
4 Debt securities	37
5 Loans and advances to customers	38
Additional notes to the Condensed consolidated interim financial statements

19 Segments	46
20 Fair value of assets and liabilities	52
21 Legal proceedings	60
22 Capital management	63
23 Subsequent events	63

Signatures	64
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        3

Presentation of information
The condensed consolidated interim financial statements included in this report on Form 6-K are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as adopted by the International Accounting Standards Board (‘IFRS-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2023 (the “2023 Form 20-F”).
In this report, and unless otherwise stated or the context otherwise dictates, references to "ING Groep N.V.", "ING Groep" and "ING Group" refer to ING Groep N.V. and references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, "ING Bank"). References to "Executive Board" and "Supervisory Board" refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively.
ING presents its Condensed consolidated interim financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.
ING prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained herein. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under Note 1.2 Basis of preparation of the Condensed consolidated interim financial statements’. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2024 ING Group Condensed consolidated interim financial statements, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges)
in accordance with the IFRS-EU “carve-out” version of IAS 39. Under the IFRS-EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the IFRS-EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this report.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Financial Statements under IFRS-EU. For a reconciliation between IFRS-EU and IFRS-IASB as of and for the years ended 31 December 2023, 2022 and 2021, see Note 1.2.2 to the consolidated financial statements contained in the 2023 Form 20-F. For a reconciliation between IFRS-EU and IFRS-IASB as of and for the six months ended 30 June 2024, see Note 1 ‘Basis of preparation and significant changes in the current reporting period’ in this report.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        4

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,
▪changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures
▪changes affecting interest rate levels
▪any default of a major market participant and related market disruption
▪changes in performance of financial markets, including in Europe and developing markets
▪fiscal uncertainty in Europe and the United States
▪discontinuation of or changes in ‘benchmark’ indices
▪inflation and deflation in our principal markets
▪changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness
▪failures of banks falling under the scope of state compensation schemes
▪non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof
▪geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures
▪legal and regulatory risks in certain countries with less developed legal and regulatory frameworks
▪prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group)
▪ING’s ability to meet minimum capital and other prudential regulatory requirements
▪changes in regulation of US commodities and derivatives businesses of ING and its customers application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities
▪outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues
▪changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA
▪operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence
▪risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing
▪changes in general competitive factors, including ability to increase or maintain market share
▪inability to protect our intellectual property and infringement claims by third parties
▪inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
▪changes in credit ratings
▪business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters, including data gathering and reporting
▪inability to attract and retain key personnel
▪future liabilities under defined benefit retirement plans
▪failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines
▪changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and
▪the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ing.com.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        5

This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.
Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (SEC) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes.In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing.
This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.
Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        6

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Interim Report
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. ING’s more than 60,000 employees offer retail and wholesale banking services to customers in over 40 countries. The group consists of ING Groep N.V., ING Bank N.V. and other group entities.
ING Group consolidated results

Segments
	Retail Banking [1]			Wholesale Banking			Corporate Line			ING Group
in EUR million	6M2024	6M2023	Growth %	6M2024	6M2023	Growth %	6M2024	6M2023	Growth %	6M2024	6M2023	Growth %
Income
– Net interest income	5,807	5,728	1%	1,737	2,076	-16%	111	269	-59%	7,655	8,073	-5%
– Net fee and commission income	1,325	1,144	16%	676	669	1%	-3	-6		1,998	1,807	11%
– Total investment and other income	489	607	-19%	1,166	892	31%	-8	-54		1,647	1,445	14%
Total income	7,620	7,478	2%	3,580	3,637	-2%	99	210	-53%	11,300	11,325	0%
Expenses excl. regulatory costs	3,627	3,363	8%	1,608	1,483	8%	199	234	-15%	5,434	5,080	7%
Regulatory costs	392	470	-17%	54	147	-63%	0	-1		446	616	-28%
Operating expenses	4,019	3,833	5%	1,662	1,630	2%	199	233	-15%	5,880	5,696	3%
Gross result	3,601	3,645	-1%	1,918	2,007	-4%	-100	-23		5,420	5,629	-4%
Addition to loan loss provisions	264	355	-26%	295	-105		0	0		559	250	124%
Result before taxation	3,338	3,290	1%	1,623	2,112	-23%	-100	-23		4,861	5,379	-10%
Taxation	917	931	-2%	406	495	-18%	61	107	-43%	1,385	1,533	-10%
Non-controlling interests	96	72	33%	22	28	-21%	0	0		118	100	18%
Net result IFRS-EU	2,325	2,287	2%	1,194	1,589	-25%	-161	-130		3,358	3,746	-10%
Adjustment of the IFRS-EU 'IAS 39 carve out'				1,099	-540					1,099	-540
Net result IFRS-IASB	2,325	2,287	2%	2,293	1,049	119%	-161	-130		4,456	3,206	39%
Key figures
Net core lending growth (in € billion)	12.4	5.5		-0.5	-1.8					12.0	3.7
Net core deposits growth (in € billion)	18.2	20.6		10.0	-2.1					28.2	18.5
Risk costs in bps of average customer lending	11	16		31	-11					17	8
1 For the split of Retail Banking segment into the business lines Retail Netherlands, Retail Belgium, Retail Germany and Retail Other, reference is made to note 19 Segments in the condensed consolidated interim financial statements.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        7

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive Board and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. ING prepares its results filed with SEC in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the IFRS-EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The breakdown of net result by segment is included in note 19 'Segments'.
For a reconciliation to IFRS-EU of non-GAAP measures 'Net core lending growth' and 'Net core deposits growth', please refer to the end of this section.
Consolidated results of operations
In the first half of 2024, ING’s IFRS-IASB net result increased to €4,456 million, or 39%, compared with €3,206 million in the same period of 2023. In the first six months of 2024, the result included a positive adjustment of the IFRS-EU ‘IAS 39 carve-out’ of €1,099 million, compared with €540 million negative in the first half of 2023 due to reversing the impact of applying the IFRS-EU ‘IAS 39 carve-out’. The positive adjustment in the first six months of 2024 relates to the positive fair value changes on derivatives related to asset-liability-management activities for the mortgage and deposits portfolios due to an increase in long-term interest rates during 2024. As no fair value hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB, the net positive fair value changes of the derivatives are not offset by net negative fair value changes on the hedged items (mortgages and deposits).
ING’s IFRS-EU net result in the first half of 2024 was €3,358 million compared with €3,746 million in the same period of 2023. The result before tax declined 9.6% to €4,861 million from €5,379 million in the first half of 2023. The decrease was mainly due to higher risk costs (compared with a low level the year before) and inflationary impact on expenses, while income was resilient. The effective tax rate was 28.5%, the same as in the first half of 2023.
Both Retail Banking and Wholesale Banking maintained their commercial momentum, as evidenced by an increase in customer lending and customer deposits and growth in the number of primary retail customers. Total income was broadly stable at €11,300 million, as double digit growth in fee income and higher other income compensated for a limited decline in net interest income.
Total net interest income declined by €418 million, or 5.2%, to €7,655 million in the first six months of 2024. This decline was mainly due to asymmetry between interest and other income in Financial Markets and Treasury, coupled with an impact of €-39 million for the mortgage moratorium extension in Poland in 2024. Net interest income from lending – excluding the Polish moratorium impact - was up slightly, as a decline for mortgages (reflecting lower margins) was more than compensated by higher net interest income from other customer lending. Net interest income from liabilities was up in Retail Banking thanks to higher deposit volumes, but declined in Wholesale Banking due to lower average balances and margins for Payments & Cash Management. Net interest income from Financial Markets dropped by €276 million year-on-year, as a higher funding demand in combination with higher interest rates led to an increase in funding costs, while the income from related derivative transactions is reflected in other income. Net interest income for Treasury decreased by €249 million versus the first half of 2023, primarily impacted by the ECB’s decision to adjust the remuneration on the minimum reserve requirements to zero basis points and by less favourable conditions on the money markets.
ING’s overall net interest margin, which is defined as net interest income divided by the average balance sheet total, decreased by 8 basis points to 1.49% from 1.57% in the first half of 2023. The decline was mainly attributable to accounting asymmetry in Financial Markets and Treasury (which is more than offset by higher other income) and the loss of the remuneration on the minimum reserve requirements.
Net fee and commission income was a strong €1,998 million in the first half of 2024, increasing 11% year-on-year and supported by growth in both Retail Banking and Wholesale Banking. In Retail Banking, the increase was driven by higher fees from investment products (reflecting growth in assets under management and in the number of trades), an increase in daily banking fees and lower fees paid to independent brokers in Belgium following the implementation of a new commissioning scheme. The increase in fee income for Wholesale Banking was driven by a higher deal flow in Global Capital Markets.
Total investment and other income increased 14% to €1,647 million compared with €1,445 million in the first half of 2023. This mainly reflects the positive offsetting effect from accounting asymmetry (between net interest income and other income) in Financial Markets and from specific money market and FX transactions undertaken by Treasury.
Operating expenses increased by 3.2% to €5,880 million. This included €446 million of regulatory costs, down €170 million on the first half of 2023, mainly because no contribution is required to the eurozone’s Single Resolution Fund in 2024. Expenses in the first six months of 2024 included €46 million of incidental cost items, of which €34 million was related to restructuring in Belgium and €12 million to hyperinflation
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        8

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements accounting impacts on expenses in Türkiye, recorded in the Corporate Line. Expenses in the first six months of 2023 had included €10 million of incidental cost items for hyperinflation in Türkiye. Expenses excluding regulatory costs and incidental items increased 6.3%. This was primarily attributable to the impact of inflation on staff expenses and the implementation of the ‘Danske Bank’ ruling on VAT in the Netherlands. This was combined with higher marketing expenses and investments in our business.
Net additions to loan loss provisions amounted to €559 million, an annualised 17 basis points of average customer lending, which was below our through-the-cycle historical average of 20 basis points. Risk costs were 9 basis points higher than in the first half of 2023, when €250 million of risk costs had been recognised. The prior year period had included a net release of €159 million for our Russian portfolio.
Retail Banking
Retail Banking booked a strong commercial performance in the first half of 2024. The number of primary customers rose by 305,000 while the number of mobile primary customers increased by 430,000 as more customers are using mobile as their preferred channel.
Net core lending growth (which excludes currency impacts, Treasury and run-off portfolios) was €12.4 billion. Of this growth, €7.4 billion was related to an increase in residential mortgages in all the markets that we are active in. The growth in other lending was €5.1 billion, reflecting an increase both in business lending and consumer lending.
Net core deposits growth (excluding FX impacts and Treasury) was €18.2 billion. We recorded growth in all retail countries, but particularly in Germany after a successful campaign.
Total income rose 1.9% to €7,620 million. Net fee and commission income increased 16% year-on-year, in line with our strategic priorities. This more than compensated for lower Treasury-related income. Net interest income was slightly up, driven by volume growth, despite a €-39 million impact from the Polish mortgage moratorium.
Operating expenses were €4,019 million, up 4.9% from the first six months of 2023. Excluding lower regulatory costs (mainly because no contribution is required to the eurozone’s Single Resolution Fund in 2024), expenses increased 7.9%. This primarily reflected higher staff and marketing expenses, as well as higher VAT costs after the implementation of the ‘Danske ruling’.
Net additions to loan loss provisions declined to €264 million and were 11 basis points of average customer lending. Risk costs were positively impacted by a strong improvement in the macroeconomic outlook for house prices, particularly in the Netherlands, and releases of management overlays.
The combination of the above resulted in a strong financial performance, with a result before tax of €3,338 million, up 1.5% compared with the first half of 2023.
Retail Netherlands
Retail Netherlands again posted a strong result before tax of €1,443 million compared with €1,435 million in the first six months of 2023. Lower operating expenses and negative risk costs more than compensated for a decline in Treasury income.
Total income in the first half of 2024 amounted to €2,423 million, a decrease of 4.2% compared with the same period a year earlier. Net interest income declined 7.0% from its high level in the first half of 2023. This was primarily due to lower Treasury-related interest income, including the impact of the ECB’s adjustment of the remuneration on the minimum reserve requirement to zero basis points in September 2023. In addition, a higher core savings rate led to a lower interest margin on liabilities.
Strong commercial momentum was maintained with a net core lending growth (which excludes Treasury products and a €0.2 billion decline in the WUB run-off portfolio) of €3.4 billion in the first half of 2024, of which €2.8 billion was in residential mortgages and €0.6 billion in other lending. Customer deposits (excluding Treasury) increased by €1.4 billion. Fee income rose 8.9% to €513 million, driven by daily banking and investment products. Investment and other income declined to €376 million (versus €410 million the year before), entirely due to Treasury.
Operating expenses decreased by €30 million, or 2.8%, to €1,023 million. This included €72 million lower regulatory costs, predominantly because no contribution is required to the Single Resolution Fund in 2024. Expenses excluding regulatory costs rose by €42 million, or 4.5%, mostly higher staff expenses (due to CLA impact) and higher provisions.
In the first half of 2024, a net release from loan loss provisions of €43 million (or -6 basis points of average customer lending) was recorded. This reflected a net release for both mortgages, driven by a strong improvement in the macroeconomic outlook on house prices, and for business lending. The comparable period of 2023 had a €42 million net addition to loan loss provisions, equivalent to 5 basis points of average customer lending.
Retail Belgium
Retail Belgium, which includes Luxembourg, posted a strong result before tax of €357 million in the first half of 2024, up 28% from the €280 million recorded in the same period of 2023. Income increased and expenses were well-contained, while risk costs declined.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        9

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Total income rose by €72 million, or 5.4%, to €1,402 million. Net interest income increased 4.2% to €1,052 million, as net interest income from liability products rose sharply, supported by higher liability margins. The net core deposits growth (excluding Treasury) in the first six months of 2024 was €2.4 billion. Net interest income from lending products declined slightly as higher average lending balances were offset by a lower margin. The net core lending growth (excluding Treasury) in the first half of 2024 was €3.4 billion, largely in business lending. Net fee and commission income increased 28% to €306 million, supported by higher fees from investment products and lower commissions to independent agents and brokers in Belgium. Investment and other income decreased by €37 million, mainly due to lower Treasury-related revenues.
Operating expenses rose by €21 million, or 2.2%, to €980 million in the first half of 2024. Expenses included €175 million of regulatory costs (2.8% lower year-on-year) and €39 million of restructuring and related costs (versus €19 million in the first half of 2023). Expenses excluding regulatory and restructuring costs rose only 0.8%, as the impact of automatic salary indexation was largely offset by FTE reductions.
The net addition to the provision for loan losses declined to €65 million, an annualised 14 basis points of average customer lending. This compares to €91 million in the same period of the prior year, which had included model updates for the mortgage and consumer lending portfolios.
Retail Germany
Retail Germany recorded a first-half year result before tax of €805 million in 2024 compared with €889 million in the same period of 2023, mainly due to a decrease in net interest income from liabilities following lower margins.
Total income came out at €1,498 million, a 2.9% decline from the €1,543 million reported in the first six months of 2023. Total net interest income decreased 4.6% from a year earlier to €1,337 million. The decline was due to lower margins on liabilities, which have gradually come down from the high levels achieved in 2023. This could only partially be compensated by a strong increase in deposit volumes. Customer deposits (excluding Treasury) rose by €9.8 billion in the first half of 2024, reflecting successful promotional campaigns to attract new savings. Net interest income from lending products was slightly up, supported by higher average balances. Net core lending growth (which excludes Treasury products) was €1.7 billion in the first half of 2024, of which €1.3 billion in residential mortgages and €0.4 billion in other lending. Fee income increased 18% to €212 million, mainly fuelled by a higher number of brokerage trades in investment products. During the first half of 2024, we reached the milestone of €100 billion in assets under management. Investment and other income declined by €14 million, largely due to lower Treasury-related revenues.
Operating expenses were €628 million, up 3.8% on the year before. Regulatory costs declined to €40 million from €52 million a year earlier, as no contribution to the Single Resolution Fund is required in 2024. Expenses excluding regulatory costs rose 6.3% year-on-year, predominantly due to higher staff expenses related to annual salary increases and investments in business growth.
Net additions to loan loss provisions at €65 million remained at a relatively low level (13 basis points of average customer lending) and were primarily related to consumer lending. In the first half of 2023, the net addition had been €49 million, equivalent to 10 basis points.
Retail Other
Retail Other’s result before tax increased to €733 million from €686 million in the first six months of 2023. This reflected higher income and expenses, both driven by business growth, and stable risk costs.
Total income increased by €222 million, or 10.7%, to €2,297 million in the first six months of 2024. Net interest income rose 12.9% to €1,884 million, supported by continued growth in lending and deposit volumes, coupled with higher margins on liabilities. This more than offset for a €-39 million impact from the Polish mortgage moratorium in 2024, following amendments to the regulation that offers some customers the right to suspend up to four instalment payments on their mortgage loan. Net core lending growth (adjusted for currency effects and Treasury) was €3.9 billion in the first half of 2024, of which €2.7 billion was in residential mortgages, mainly in Australia and Poland. Net core deposits growth (excluding Treasury) was €4.6 billion, notably in Spain, Poland and Italy. Net fee and commission income was strong and increased 16% to €293 million. This was driven by higher fees from both investment products and daily banking, with the latter reflecting primary customer growth and an updated pricing of our services. Investment and other income decreased by €34 million, reflecting lower revenues from Treasury.
Operating expenses in the first half of 2024 amounted to €1,388 million. This included €35 million of legal provisions, while the prior year period had included €27 million of legal provisions and €12 million of restructuring costs. Excluding both the aforementioned items and regulatory costs, expenses increased 16%. This was mainly due to inflationary pressure on staff expenses (particularly in Türkiye and Poland), higher marketing expenses and investments in further business growth.
The net addition to loan loss provisions was €176 million, or 32 basis points of average customer lending, with net additions mainly in Poland and Spain. Risk costs in the first half of 2024 were broadly stable on the €174 million recorded in the prior year period.
Wholesale Banking
Wholesale Banking posted a result before tax of €1,623 million in the first six months of 2024 compared with €2,112 million in the same period of the previous year. The decline was mainly attributable to a swing in risk
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        10

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements costs, from an exceptional net release in the first six months of 2023 into a net addition in the first half of 2024.
Total income decreased 1.6% to €3,580 million, as higher income for Lending and Financial Markets could not fully offset a decline in Daily Banking & Trade Finance and in Treasury & Other.
Total income for Lending amounted to €1,667 million, an increase of 3.2% year-on-year. Average asset volumes decreased, reflecting weak loan demand and a continued focus on further optimisation of our capital usage. This was more than compensated by higher interest margins, lifting net interest income for Lending 6.0% to €1,384 million, while fees and other income declined slightly. The higher total income combined with only a limited increase in risk-weighted assets led to an improvement in income over average risk-weighted assets.
Income for Daily Banking & Trade Finance declined 9.9% to €982 million. This was fully due to lower income from Payments & Cash Management (PCM). PCM was successful in growing deposit volumes in the second quarter of 2024, but average volumes for the first six months of 2024 remained well below the average for the first six months of 2023. Moreover, an increase in client rates in 2024 led to margin compression. Income for Trade Finance Services was up on the prior year supported by higher margins.
Financial Markets income improved 4.5% to €739 million. Especially Global Capital Markets and Global Securities Finance posted strong results in the first half of 2024, benefiting from strong clients flows. This was partly offset by lower income from Rates and Money Markets, where stabilising policy rates resulted in lower client activity.
Income from Treasury & Other declined year-on-year, despite a €70 million one-off income. The decline was mainly due to a lower remuneration on the ECB minimum reserve requirement this year, while Treasury had benefited from the rapid increase in interest rates a year earlier. This was coupled with lower results from Corporate Investments.
Operating expenses amounted to €1,662 million and were 2.0% higher than in the first six months of 2023. Excluding regulatory costs (€54 million in the first half of 2024 versus €147 million one year earlier, because no contribution is required to the eurozone’s Single Resolution Fund in 2024), expenses rose by €125 million, or 8.4%. The increase was mainly due to the impact of inflation on staff expenses and strategic business investments, as well as higher VAT on head office charges due to the ‘Danske Bank’ ruling.
The net addition to loan loss provisions was €295 million, or 31 basis points of average customer lending. This was mainly due to additions for a number of unrelated, individually provisioned clients. In the first half of 2023, Wholesale Banking had posted an exceptional net release from loan loss provisions of €105 million, which included a net release of €159 million for the Russia-related portfolio as well as a €-83 million adjustment to risk costs.
Corporate Line
The result before tax in Corporate Line in the first half of 2024 was €-100 million compared with €-23 million in the same period of 2023. The decline was fully due to lower results for Group Treasury.
Total income in the first half of 2024 amounted to €99 million. This included €-74 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye, compared with €-75 million in the first six months of 2023. Furthermore, income in the first half of 2024 included the recognition of a €53 million receivable related to a prior insolvency of a financial institution in the Netherlands. Excluding both IAS 29 impact and the receivable, total income dropped by €165 million, mainly due to a decline in net interest income from Group Treasury. This reflected a lower income on the capital surplus as well as less favourable market conditions.
Operating expenses for the first six months of 2024 amounted to €199 million, down €34 million from the year before. This decline was mainly due to a higher VAT refund.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        11

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Net core lending growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change
Customer lending IFRS-IASB [1]	155.8	152.8	3.0	97.3	94.3	2.9	104.9	102.9	2.0	114.3	109.8	4.5	196.2	192.9	3.3	0.3	0.3	-0.0	668.6	652.9	15.7
IFRS-EU 'IAS 39 carve out' impact													-6.4	-4.9	-1.5				-6.4	-4.9	-1.5
Customer lending IFRS-EU	155.8	152.8	3.0	97.3	94.3	2.9	104.9	102.9	2.0	114.3	109.8	4.5	189.7	188.0	1.8	0.3	0.3	-0.0	662.2	648.0	14.2
Exclude: FX impact			-			-			-			-0.6			-2.5			-			-3.1
Exclude: Change in fair value of macro hedged loans			-			-			-			-			1.5			-			1.5
Exclude: Treasury and run-off portfolios			0.4			0.5			-0.3			0.1			-1.3			0.0			-0.6
Net core lending growth			3.4			3.4			1.7			3.9			-0.5			0.0			12.0
1 Loans and advances to customers excluding LLP.

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Net core deposits growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change	30 Jun 2024	31 Dec 2023	change
Customer deposits IFRS-IASB	210.1	199.7	10.4	93.2	91.2	2.0	154.0	143.6	10.4	156.4	151.0	5.4	78.8	64.8	14.1	-	-	-	692.6	650.3	42.3
IFRS-EU 'IAS 39 carve out' impact													-	-0.0	0.0				-	-0.0	0.0
Customer deposits IFRS-EU	210.1	199.7	10.4	93.2	91.2	2.0	154.0	143.6	10.4	156.4	151.0	5.4	78.8	64.8	14.1	-	-	-	692.6	650.3	42.3
Exclude: FX impact			-			-			-			-0.5			-0.0			-			-0.6
Exclude: Change in fair value of macro hedged deposits			-			-			-			-			-0.0			-			-0.0
Exclude: Treasury and run-off portfolios			-9.0			0.4			-0.6			-0.3			-4.1			-			-13.6
Net core deposits growth			1.4			2.4			9.8			4.6			10.0			-			28.2

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        12

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
ING Group statement of financial position (‘balance sheet’)
ING Group’s total balance sheet increased by €67 billion to €1,048 billion at 30 June 2024 from €980 billion at 31 December 2023.
Cash and balances with central banks
Cash and balances with central banks increased by €7 billion to €97 billion. The growth was largely driven by liability inflow.
Loans and advances to banks and deposits from banks
Loans and advances to banks increased by €11 billion to €27 billion. Deposits from banks were €3 billion lower, ending at €20 billion, after a €6 billion final repayment of ING’s TLTRO III participation in March 2024.
Financial assets/liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss predominantly consist of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs. Financial assets at fair value through profit or loss grew by €27 billion to €150 billion. After the relatively low year-end 2023 position, reverse repos mandatorily at fair value through profit or loss increased by €14 billion, driven by Global Securities Finance (GSF), while trading assets were €13bn higher. Financial liabilities at fair value through profit or loss increased by €8 billion to €103 billion, driven by higher liabilities designated at fair value through profit or loss (predominantly repo activity at GSF), partly mirroring the development on the asset side of the balance sheet.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income (OCI) grew by €5 billion to €46 billion. The growth almost fully concerned debt securities, including increased investments in bonds in Poland and Belgium.
Securities at amortised cost
Securities at amortised cost increased by €1 billion to €50 billion.
Loans and advances to customers
Loans and advances to customers rose by €16 billion to €663 billion from €647 billion as at 31 December 2023. Excluding a €0.3 billion increase in provision for loan losses, €3 billion of positive currency impacts (mainly due to the appreciation of the USD and the AUD), a €1 billion increase in short-term Treasury lending and a small decline in the run-off portfolios (concerning WUB and Lease portfolio), the net core lending growth for the first half of 2024 came out at €12 billion. Of this amount, €7 billion was in residential mortgages, with an increase in all our retail markets, but particularly in the Netherlands, Germany and Australia.
Other assets/liabilities
Other assets increased by €1 billion, while other liabilities were up by €3 billion.
Customer deposits
Customer deposits increased strongly, by €42 billion, to €693 billion. Adjusted for €1 billion positive currency impacts, €14 billion increase in Treasury deposits and a negligible decrease in the run-off portfolios, net core deposits grew by €28 billion in the first half of 2024. Retail Banking reported €18 billion of net core deposits growth, largely driven by successful savings campaigns in Germany and Poland and to a lesser extent the seasonal inflow of holiday payments in the Netherlands and Belgium in the second quarter. Net core deposits in Wholesale Banking rose by €10 billion, driven by successful initiatives in Financial Markets and Payments & Cash Management, along with higher volumes in Bank Mendes Gans.
Debt securities in issue
Debt securities in issue increased by €17 billion to €141 billion. Certificates of deposit/commercial paper increased by €7 billion. Other (mainly long-term) debt securities grew by €9 billion, primarily to replace the final €6 billion TLTRO III participation that was repaid in March (which was visible as a decline in deposits from banks).
Subordinated loans
Subordinated loans slightly increased by €1 billion. This included various issuances, such as the $1.3 billion issuance of AT1 securities on 12 February and the €1.3 billion issuance of Tier 2 bonds on 15 May, which were largely offset by redemptions.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        13

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Shareholders’ equity
Shareholders’ equity was stable at €54.7 billion from €54.7 billion as at 31 December 2023. The decrease mainly reflected the payment of €2,497 million final dividend over 2023 and €2,500 million share buyback (which was announced on 2 May and is expected to end no later than 29 October 2024), partly offset by the €4,456 million net result for the first half of 2024.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        14

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Risk management
As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive risk management framework that integrates risk management into strategic planning and daily business activities. Aiming at safeguarding ING’s financial strength and reputation, we promote the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with its risk appetite is core to ING’s business.
The risk management function supports the EB in formulating the risk appetite, strategies, policies and limits. It provides adequate steering, oversight, challenge and controls throughout ING on risk-related items.

Basis of disclosures (*)
This risk management section contains an update of information relating to the nature and the extent of the risks arising from financial instruments as disclosed in the 2023 ING Group consolidated financial statements as included in the 2023 Annual Report on Form 20-F. These disclosures are an integral part of ING Group condensed consolidated interim financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within this risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the condensed consolidated interim financial statements.
This risk management section also includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement.

Business environment
Geopolitical risk
This risk remained a primary concern in the first half of 2024. International elections play a significant role in shaping the external environment, particularly the upcoming US Presidential elections in November. Further, ongoing conflicts, such as the war in Ukraine, Israel-Gaza conflict, and tensions between the US and China, continue to drive geopolitical unrest.
International elections
Numerous countries around the globe held elections in the first half of 2024. Increased right-wing support was observed in the European Parliament elections and the recent national elections across Europe. This year's global elections will culminate with US Presidential elections in November, and may contribute to significantly reshape public policy, impacting trade, immigration, and the climate agenda. These developments could also potentially induce greater geopolitical fragmentation.
The war in Ukraine
The war in Ukraine continued to pose a significant geopolitical risk in 2024. It has initiated a humanitarian crisis and given rise to greater risks, causing disruption to business and economic activity in the region and worldwide. Following the invasion of Ukraine, the US, UK and EU initiated sanctions against Russia in 2022. In response, the Russian Central Bank enforced liquidity and currency controls.
With the support by NATO members countries to Ukraine, in the form of financial and military aid, neither side can achieve a military victory in the near term, the uncertainty about the outcome of the conflict can be significantly prolonged.
Remaining residual risk for ING in June 2024 is €0.4 billion (2023: €0.4 billion) Russian local equity and €1.2 billion (2023: €1.3 billion) credit exposures to Russian counterparties booked outside of Russia. Early in March 2022, we announced a decision to halt any business with Russian counterparties. In Ukraine, our credit exposure was approximately €600 million (2023: €600 million), mainly with Central Bank liquidity facilities and other lending. A significant part is guaranteed by international parents or benefits from strong collateral.
In the last months a trend emerged that Russian parties are holding western banks liable in Russian courts. The Russian parties claim that such banks, by complying with sanctions imposed by the EU, US and other authorities, caused damage to the Russian party. There have meanwhile been rulings where Russian courts ruled in favor of the Russian party. In these cases, Russian courts did not recognize such sanctions, did not respect the choice of law and courts pursuant to the applicable contracts and held Russian subsidiaries of
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        15

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements western banks liable for acts by other entities in that banking group. For more information on litigation involving ING, see Note 21 ‘Legal proceedings’.
Israel-Gaza conflict
The Israel-Gaza conflict escalated despite repeated calls for ceasefire, leading to increasing fears of an all-out war. The US, Qatar, and Egypt continue to broker a ceasefire and a hostage deal, although neither Israel nor Hamas appeared willing to accept it in full. Oil prices have been pushed up since the start of the conflict, and further retaliatory attacks have raised concerns about a wider regional conflict, potentially disrupting global supply chain.
Inflation risk
Inflation rates have cooled down compared to the start of 2024, although employment, wage, and consumer confidence data varied across regions. Weaker inflation had prompted major central banks to consider cutting rates, with the European Central Bank (ECB) delivering the first rate cut since 2019. In the US, mixed signals on consumer price index (CPI) and employment data pushed back rate cuts expectations for the Federal Reserve (the Fed), although inflation is expected to continue cooling in the second half of 2024.
Credit risk
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, financial and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
•Collective 12-month ECL (Stage 1) and collective Lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective Lifetime ECL for credit impaired exposures (Stage 3) below €1 million.
•Individual Lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
Climate and environmental risks in IFRS 9 models (*)
Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due on existing lending contracts. These may also lead to deprecation/ erosion of collateral values which would translate into higher credit losses and loan-to-value ratios in the lending portfolio of ING.
At this point in time it is not yet possible to fully incorporate climate risk separately into IFRS 9 ECL models given the lack of sufficient empirical historical data and data limitations in the risk assessments on client level.
Where climate and environmental factors have impacted the economy in the recent past or present, these impacts will currently be implicitly embedded in ING's IFRS 9 ECL models through the projected macroeconomic indicators (e.g. indirectly via GDP growth and unemployment rates). We note however that our ECL models are primarily sensitive to the short-term economic outlook as we use a three-year time horizon for macroeconomic outlook, after which a mean reversion approach is applied.
With regard to our evaluation of climate-related matters, where such events have already occurred (e.g. floods, stranded assets etc.), the impact of such events is individually assessed in the calculation of Stage 3 Individual provisions or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.
Over the near-term horizon, ING plans to continue to refine its methodologies to evaluate climate risks. ING is working on putting into practice quantitative methodologies for climate and environmental (C&E) risk identification, materiality assessment and risk appetite setting. Going forward, ING aims to close the gaps on climate risk data, which will enable use to eventually more explicitly embed climate risks into the IFRS 9 ECL models.
Portfolio quality and concentration (*)
Our lending portfolio is diversified over various sectors and countries. The total gross carrying amount is composed of approximately 65% business lending and 35% consumer lending. For a detailed breakdown of ING’s credit risk portfolio by Sector and Geographical area, refer to the section “Credit Risk portfolio” reported in the ‘Risk management’ section of the 2023 Annual Report on Form 20-F.
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage 1 portfolio represents 92.2% (2023: 91.5%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 6.5% (2023: 7.4%) and Stage 3 makes up 1.3% (2023: 1.2%) of the total gross carrying amounts, respectively.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        16

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Gross carrying amount per IFRS 9 stage and rating class (*) [2]
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
30 June 2024
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	97,215	1	61				97,276	1
	2-4 (AA)	137,427	6	1,512	1			138,939	7
	5-7 (A)	240,731	19	4,419	7			245,151	25
	8-10 (BBB)	312,399	63	18,634	24			331,033	88
Non-Investment grade	11-13 (BB)	158,219	218	15,684	78			173,903	296
	14-16 (B)	28,681	173	17,843	380			46,523	554
	17 (CCC)	851	15	4,231	201			5,082	216
Substandard grade	18 (CC)			4,617	318			4,617	318
	19 (C)			1,967	179			1,967	179
Non-performing loans	20-22 (D)					13,459	4,432	13,459	4,432
Total		975,522	494	68,969	1,190	13,459	4,432	1,057,950	6,117

Gross carrying amount per IFRS 9 stage and rating class (*)[1,2]
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
31 December 2023
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	87,071	1	439				87,510	1
	2-4 (AA)	132,159	8	2,553	2			134,711	9
	5-7 (A)	231,018	24	6,188	6			237,206	30
	8-10 (BBB)	302,967	85	17,004	24			319,971	108
Non-Investment grade	11-13 (BB)	157,387	226	19,273	93			176,661	319
	14-16 (B)	26,414	164	19,336	455			45,750	618
	17 (CCC)	617	10	4,125	233			4,742	242
Substandard grade	18 (CC)			4,617	402			4,617	402
	19 (C)			1,919	221			1,919	221
Non-performing loans	20-22 (D)					11,956	3,887	11,956	3,887
Total		937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
1 Includes impact from change in accounting policy as disclosed in table "Changes in gross carrying amounts and loan loss provisions"
2 Stage 3 lifetime credit impaired provision includes €7 million (2023: €11 million) on purchased or originated credit impaired
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        17

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and guarantees issued (financial and non-financial). The transfers of financial instruments represent the impact of stage transfers on the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.
The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.
Please note the following comments with respect to the movements observed in the table below:
•Stage 3 gross carrying amount increased by €1.5 billion from €12.0 billion as at 31 December 2023 to €13.5 billion as at 30 June 2024, mainly as a result of €3.1 billion net inflow into NPL (credit impaired) in the first half of 2024 which is offset by €1.2 billion derecognitions and repayments and €0.4 billion write-offs. Partially as a result of the inflow into NPL, Stage 3 provisions increased by €0.5 billion.
•In the first 6 months of 2024 the stage 2 gross carrying amount decreased by €6.5 billion from €75.5 billion as at 31 December 2023 to €69.0 billion as at 30 June 2024, mainly as a result of repayments, outflow to Stage 3 and upgrades to Stage 1 largely driven by improved macroeconomic outlook. Stage 2 provisions decreased by €0.2 billion from €1.4 billion as at 31 December 2023 to €1.2 billion as at 30 June 2024, largely driven by improved macro-economic outlook, the release of management adjustments to Stage 2 and migration of files to Stage 3.
Information on macroeconomic scenarios is included in the section ‘Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty’.

Changes in gross carrying amounts and loan loss provisions (*)[1]
in € million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
30 June 2024	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
Opening balance as at 1 January 2024	937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
Transfer into 12-month ECL (Stage 1)	16,436	21	-16,237	-164	-199	-19		-162
Transfer into lifetime ECL not credit impaired (Stage 2)	-21,990	-32	22,489	291	-498	-65		194
Transfer into lifetime ECL credit impaired (Stage 3)	-1,457	-6	-2,360	-180	3,817	1,002		817
Net remeasurement of loan loss provisions		-72		-88		-3		-163
New financial assets originated or purchased	106,366	117					106,366	118
Financial assets that have been derecognised	-58,961	-45	-6,485	-93	-1,048	-95	-66,495	-232
Net drawdowns and repayments	-2,505		-3,893		-188		-6,585
Changes in models/risk parameters		-2		-15		-2		-19
Increase in loan loss provisions[2]		-19		-247		819		553
Write-offs					-379	-379	-379	-379
Disposals[3]		-1		-2				-3
Recoveries of amounts previously written off						23		23
Foreign exchange and other movements		-3		5		83		85
Closing balance	975,522	494	68,969	1,190	13,459	4,432	1,057,950	6,117
1Stage 3 Lifetime credit impaired provision includes €7 million on Purchased or Originated Credit Impaired.
2The addition to the loan loss provision in Profit or Loss amounts to €559 million of which €553 million relates to IFRS 9 eligible financial instruments and €6 million relates to the adjustments to CHF-indexed mortgages in Poland to reflect the changed expectation in future cash flows.
3Disposals reported relate to asset sales recorded during the first six months in 2024.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        18

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Changes in gross carrying amounts and loan loss provisions (*)[1,2]
in € million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)[1]		Total
31 December 2023	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
Opening balance as at 1 January	885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
Impact of changes in accounting policies	37,078	9	4,704	13	158	73	41,939	95
Adjusted opening balance	922,300	590	75,429	1,692	11,866	3,914	1,009,595	6,196
Transfer into 12-month ECL (Stage 1)	11,832	28	-11,583	-239	-249	-36		-247
Transfer into lifetime ECL not credit impaired (Stage 2)	-29,470	-67	30,185	449	-716	-105		277
Transfer into lifetime ECL credit impaired (Stage 3)	-2,053	-10	-1,775	-115	3,828	978		853
Net remeasurement of loan loss provisions		-149		-94		59		-184
New financial assets originated or purchased	195,775	204					195,775	204
Financial assets that have been derecognised	-121,991	-72	-14,239	-215	-1,475	-266	-137,705	-553
Net drawdowns and repayments	-38,758		-2,525		-229		-41,511
Changes in models/risk parameters		8		10		84		102
Increase in loan loss provisions		-58		-204		714		452
Write-offs[3]	-3	-3			-787	-787	-790	-790
Disposals[3]			-38	-38	-283	-283	-321	-321
Recoveries of amounts previously written off						71		71
Foreign exchange and other movements		-12		-15		258		231
Closing balance	937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
1Stage 3 Lifetime credit impaired provision includes €11 million on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €520 million of which €483 million related to IFRS 9 eligible financial assets, €-31 million related to non-credit replacement guarantees and €68 million to modification gains and losses on restructured financial assets.
3Table was updated for presentation purposes to disaggregate utilisation of the provision between write-offs and disposals. Comparatives have been updated accordingly.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        19

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING’s reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries - unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view it can be considered as free from any bias.
The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels of ING experts. The first panel consists of economic experts from Global Markets Research and risk and modelling specialists, while the second panel consists of relevant senior managers.
Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider.
To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so called forecast errors) of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.
Macroeconomic scenarios applied (*)
The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys is that global economic growth is going through a weak spell but that the worst seems to be behind us. Inflation has come down rapidly and is currently still above but relatively close to central bank targets. Higher interest rates play their part in slowing demand. Central banks at this point are likely done with hiking interest rates and the effect of tight policy is expected to ease over time. GDP growth for the coming years is expected to remain relatively stable around 2.4%. The more upbeat economic outlook is also reflected in an expected recovery of house prices – which is already ongoing in quite a few countries – and declining unemployment.
The June 2024 consensus expects global output (as measured by the weighted average GDP growth rate of ING's 25 main markets) to slow from 2.6% in 2023, to 2.4% in 2024. For 2025-2026, economic growth is expected to come in at 2.3 and 2.4% respectively.
The ongoing resilience in the US has continued into 2024, supported by stronger than expected consumer spending and business investment. Still, economic activity is expected to gradually moderate given the recent tightening of financial market conditions and increase in oil prices, which could delay the Fed cutting rates. Overall, while no recession is expected anymore, the US is expected to see economic growth slow over
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        20

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
2024 and 2025. The consensus expects the growth rate of the US economy to fall from 2.5% in 2023 to 2.3% in 2024 and further to 1.7% in 2025, after that it is expected to recover to 2.1% in 2026.
The eurozone economy is just coming out of broad stagnation as consumers are regaining some purchasing power and financial conditions are becoming more favourable. This is boosted by a more benign inflation environment, which has allowed the ECB to cut interest rates for a first time after an aggressive series of hikes. For now, the recovery is very modest and is not expected to gain much strength either over the course of the year as the eurozone still faces significant headwinds. Think about energy insecurity and weak global demand for example. Consensus expects the eurozone to grow by only 0.6% in 2024, before recovering to 1.4% on average in 2025-2026.
Elsewhere in Europe, the outlook becoming more upbeat. Gradual recovery in the Polish economy is underway, led by household consumption. The upturn is so far gradual though, given external headwinds (particularly from Germany). The economy is expected to grow by 3% this year, picking up to 3.5% in 2025 and 2026. The consensus expectation for Türkiye is to see growth slow from 3.3% in 2024 to 3% in 2025 and picking back up again to 3.7% in 2026. Overall, consensus has become a lot more upbeat about the Turkish economy in recent months. The Russian economy transformed more successfully than expected into a war economy, which has boosted consensus economic expectations. Growth is expected to come in at 3% in 2024, before slowing to 1.6% and 1.4% in 2025 and 2026.
For China, economic underperformance continues as it still struggles with the impact of the real estate correction and weak domestic demand. Guidance from central authorities suggest that fiscal stimulus will likely be more accommodative than previously anticipated. There are growing signs that authorities are turning to a big manufacturing push through high-value technology investments and “new productive forces”. While this may help in the short-term, medium-term consensus projections are more downbeat. For 2024, consensus expects 5% growth, down to 4.4% in 2025 and 4.1% in 2026.
Economic momentum in Australia is expected to be soft, which reflects recent data, which indicates that consumer confidence is at a low point and household consumption growth remains weak. In addition, tight monetary policy and high inflation are squeezing real disposable incomes, further weighing on activity. After growing by 2.1% in 2023, the outlook sees a growth rate of 1.3% for 2024 and some pick-up to 2.2 and 2.5% for 2025-2026.
When compared to the December 2023 consensus forecast, the June 2024 forecast assumes significantly better economic circumstances in 2024. Global GDP is expected to increase by 2.4% in 2024 (compared to 1.8% assumed before) and is expected to grow by 2.3% in 2025 (2.3% assumed before). The upgrade for 2024 mainly reflects the better than expected economic performance of the US, which was once assumed to be in recession around the middle of the year. Other advanced markets have seen smaller upgrades to their outlooks.
Alternative scenarios and risks (*)
The baseline scenario assumes continued steady economic growth on the back of easing inflation and financial conditions becoming more favourable. However, a longer period of weakness, due to even more concerning geopolitical tensions, persistent elevated inflation and the outcome of US elections – for example related to trade escalations - could lead to a more protracted and deeper economic slowdown. As such, the balance of risks to the baseline outlook is negative and the alternative scenarios have a downward skew in line with the outcomes of Oxford Economics’ Global Risk Survey.
The downside scenario – though technical in nature – sees for most countries a recession in 2024. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario captures the possible impact from geopolitical developments, persistent inflation and the outcome of US elections – for example related to trade escalations.
The upside scenario – while equally technical in nature – reflects the possibility of a better economic outturn because of a substantial loosening of monetary policy, buoyant consumer spending, and policy stimulus in China.
Management adjustments applied this reporting period (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models, as well as to reflect the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the IFRS 9 models yet.
ING has internal governance frameworks and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL models (*)
in € million	30 June 2024	31 December 2023
Economic sector based adjustments	16	36
Inflation and Interest rate increases adjustments	233	351
Mortgage portfolio adjustments	128	126
Other post model adjustments	38	64
Total management adjustments	415	577
The economic sector based adjustments of €16 million as at 30 June 2024 (€36 million as at 31 December 2023) fully relates to Business Banking clients in the Netherlands that have benefited from government
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        21

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements support programmes in the Netherlands during the Covid-19 Pandemic and have relatively high taxes to be repaid. The management adjustment has been partially released in prior year and further released in the first six months of 2024.
The inflation and interest rate increases adjustments, amount to €233 million in total as at 30 June 2024 (31 December 2023: €351 million), of which €104 million (31 December 2023: €138 million) relates to Retail Banking segments and €129 million (31 December 2023: €213 million) to the Wholesale Banking segment. These management adjustments are reflected in Stage 1 and Stage 2.
As the credit risk models generally assume that inflation and interest rate increases risks materialise via other risk drivers such as GDP and unemployment rates with a delay, an overlay approach was determined to timely estimate the Expected Credit Losses related to reduced repayment capacity and affordability for private individuals and business clients in the Retail Banking segment.
In Wholesale Banking the IFRS 9 credit risk models mostly leverage on GDP growth as a generic macroeconomic variable. High inflation and rapidly increasing interest rates however trigger economic heterogeneity (i.e. some businesses benefit, while others suffer), as such the current circumstances are expected to cause more defaults than normally predicted using GDP growth. The overlay is focussed on the prevailing risks from interest and inflation and is based on a sector based calculation methodology. The methodology uses stage transition rates that are dependent on the risk classification of sectors vulnerable to inflation and interest rate increases.
The overall mortgage portfolio adjustment as at 30 June 2024 increased to €128 million (31 December 2023: €126 million). The management adjustment for the risk segmentation model that captures affordability, repayment and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands was increased to €118 million (31 December 2023: €115 million). The mortgage portfolio adjustment that relates to the overvaluation of house prices was reduced to €10 million (31 December 2023: €11 million) and is recognised in Stage 2 and Stage 3 on the mortgage portfolio in Germany. The management adjustment is determined by calculating the impact of lower house prices on loan-to-value (LTV) and loss given default (LGD).
Other post model adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet, the impact on total ECL can be positive or negative. These result from both regular model maintenance and ING’s multiyear programme to update ECL models for the definition of default. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to previous reporting date is due to i) released PMAs because of model updates that have been implemented and ii) new PMAs recognized for new redevelopments and recalibrations.

Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios the most significant in terms of risk resulting in a material adjustment to the carrying amount of financial assets within the next financial year. ING also observes that, in general, the WB business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        22

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Sensitivity analysis as at 30 June 2024 (*)
		2024	2025	2026	Un-weighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	1.0	3.2	3.1	171	20%	251
	Unemployment	3.8	3.4	3.3
	HPI	9.0	18.8	5.8
Baseline scenario	Real GDP	0.6	1.5	1.6	231	60%
	Unemployment	4.0	4.1	4.3
	HPI	6.2	5.3	3.7
Downside scenario	Real GDP	0.0	-1.2	-0.6	393	20%
	Unemployment	5.0	6.6	7.7
	HPI	2.6	-11.1	0.8
Germany Upside scenario	Real GDP	0.7	3.2	2.4	494	20%	543
	Unemployment	2.8	2.4	1.9
	HPI	0.7	6.4	7.9
Baseline scenario	Real GDP	0.2	1.1	1.3	533	60%
	Unemployment	3.1	3.0	2.9
	HPI	-0.4	3.0	4.5
Downside scenario	Real GDP	-0.5	-2.0	-0.6	626	20%
	Unemployment	3.8	5.0	5.5
	HPI	-1.8	-1.9	0.7
Belgium Upside scenario	Real GDP	1.5	2.8	2.4	549	20%	599
	Unemployment	5.0	4.8	4.7
	HPI	4.0	4.7	4.5
Baseline scenario	Real GDP	1.2	1.5	1.7	588	60%
	Unemployment	5.6	5.5	5.4
	HPI	3.5	3.9	4.0
Downside scenario	Real GDP	0.6	-0.8	0.6	683	20%
	Unemployment	6.4	7.4	7.7
	HPI	2.4	1.9	2.6
United States Upside scenario	Real GDP	2.7	3.2	3.5	50	20%	90
	Unemployment	3.8	2.9	2.3
	HPI	5.2	6.0	8.2
Baseline scenario	Real GDP	2.4	1.7	2.1	78	60%
	Unemployment	4.1	4.1	4.1
	HPI	5.0	2.8	2.6
Downside scenario	Real GDP	1.7	-1.4	-0.6	169	20%
	Unemployment	4.9	6.8	7.8
	HPI	3.8	-2.8	-3.9
1Excluding management adjustments.

Sensitivity analysis as at 31 December 2023 (*)
		2024	2025	2026	Un-weighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	1.3	3.3	2.8	214	20%	310
	Unemployment	3.7	3.3	3.3
	HPI	10.4	11.2	4.0
Baseline scenario	Real GDP	0.8	1.6	1.5	282	60%
	Unemployment	4.1	4.3	4.5
	HPI	0.9	3.0	3.9
Downside scenario	Real GDP	-1.7	-1.2	0.1	487	20%
	Unemployment	5.9	7.2	8.1
	HPI	-10.9	-7.4	3.7
Germany Upside scenario	Real GDP	1.4	3.1	1.6	472	20%	525
	Unemployment	2.6	2.0	1.7
	HPI	0.9	6.6	8.0
Baseline scenario	Real GDP	0.5	1.3	1.2	513	60%
	Unemployment	3.0	3.0	3.0
	HPI	-1.4	3.4	4.5
Downside scenario	Real GDP	-2.4	-1.4	0.3	615	20%
	Unemployment	4.5	5.2	5.5
	HPI	-6.0	-0.8	0.4
Belgium Upside scenario	Real GDP	1.5	2.7	2.3	568	20%	619
	Unemployment	5.3	5.0	4.9
	HPI	1.3	5.6	4.5
Baseline scenario	Real GDP	0.9	1.5	1.8	604	60%
	Unemployment	5.6	5.5	5.4
	HPI	0.4	5.2	3.9
Downside scenario	Real GDP	-1.3	-0.2	1.2	713	20%
	Unemployment	7.3	8.0	7.9
	HPI	-2.2	3.9	2.6
United States Upside scenario	Real GDP	1.8	3.2	3.4	102	20%	165
	Unemployment	4.1	3.3	3.1
	HPI	0.6	8.7	8.7
Baseline scenario	Real GDP	0.9	1.9	2.1	144	60%
	Unemployment	4.5	4.5	4.4
	HPI	-0.7	3.5	3.3
Downside scenario	Real GDP	-1.3	-1.4	-0.1	292	20%
	Unemployment	6.6	8.2	8.8
	HPI	-4.2	-2.7	-3.0
1 Excluding management adjustments.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        23

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
When compared to the sensitivity analysis of 2023, the macroeconomic inputs are overall more favourable, driven by an improved macroeconomic outlook mainly because economies prove to be rather resilient to increased interest rates, particularly in US, as well as recovery in house prices in amongst others the Netherlands.
On a total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €2,623 million, in the baseline scenario €2,895 million and in the downside scenario €3,579 million compared to €2,977 million reportable collective provisions as at 30 June 2024 (excluding all management adjustments). To perform the sensitivity analysis, a point in time reportable ECL is used as input which slightly deviates from the total Model ECL as reported below:

Reconciliation of model (reportable) ECL to total ECL (*)
in € million	30 June 2024	31 December 2023
Total model ECL	2,919	2,856
ECL from individually assessed impairments	2,783	2,406
ECL from management adjustments	415	577
Total ECL	6,117	5,839
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. ING considers the credit risk of an asset to have significantly increased when either a threshold for absolute change in lifetime probability of default (PD) or a relative change in lifetime PD is reached.
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can also change stages as a result of other triggers, such as having over 30 days arrears, being on a watch list or being forborne. Furthermore, this analysis is rudimentary in the sense that other parameters would change when an asset changes stages.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The thresholds for the absolute change in lifetime PD vary between 75bps for Retail portfolios, 100bps for WB and 250bps for SMEs, based on the characteristics of the specific portfolio. ING is in the process of refining the thresholds on a portfolio level. These have already been implemented for more than 25 percent of the portfolio, resulting in deviating absolute lifetime PD thresholds.
Relative lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD beyond which a given facility is classified in Stage 2 because of significant increase in credit risk. The relative threshold is dependent on the individual PD assigned to each facility at the moment of origination and a scaling factor calibrated in the model development phase that is optimised depending on the observed default rates and overall average riskiness of the portfolio. While the scaling factor is associated with a whole portfolio/segment, the PD at origination is facility-specific and, in this sense, the relative threshold may differ facility by facility.
Ultimately the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk. If the threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.
The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that said facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is relatively sensitive for investment grade assets while the absolute threshold primarily affects non-investment grade assets.
Average threshold ratio
In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'Investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2023 and mid-year 2024.
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        24

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Quantitative SICR thresholds (*)
	30 June 2024		31 December 2023
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.6	2.3	2.5	2.3
Consumer Lending	2.9	2.2	2.9	2.1
Business Lending	2.7	2.1	2.7	2.1
Governments and fin. institutions	3.0	1.8	3.0	1.9
Other Wholesale Banking	2.7	1.9	2.8	1.8
As is apparent from the disclosures above, per ING’s methodology the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities. In 3Q 2022, following up an ECB request, a new backstop trigger was implemented. This trigger forces Stage 2 classification in case the lifetime PD at reporting date has increased more than three times with respect to the origination, regardless of the actual staging thresholds in force for a given portfolio. The requirement entails that the threshold ratio in the table above is effectively capped at a threefold increase for both reporting dates. The effect of this trigger is especially apparent in the average thresholds ratio for investment grade facilities. When comparing the two snapshots it is clear the staging thresholds are stable over the last 6-months and limited changes are attributable to portfolios fluctuations in risk distribution.
Sensitivity of ECL to lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the ECL collective-assessment without taking management adjustments into account, is €1,343 million (31 December 2023: €1,412 million). To demonstrate the sensitivity of the ECL to these PD thresholds bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,034 million and a decrease in the Stage 2 ratio by 0.5%-point, while solely applying the downside scenario would result in total model ECL on performing assets of €2,078 million and an increase in the Stage 2 ratio by 2.7%-point.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        25

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.
Factors such as the regional and global economic impact of the war in Ukraine and related international response measures, inability of counterparties to meet their financial obligations, changes in interest rates levels, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, operational risks, political events and trends, non-compliance with (or changes) in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.
Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. For more information on risks, please refer to “Other information and appendices - Risk Factors” in the 2023 Annual Report.
The impact of the benchmark rate reform - WIBOR
In the 2023 consolidated financial statements as disclosed in the 2023 Annual Report, the Group presented a disclosure on the impact of the benchmark reform. Currently, the reform of only one reference rate is continuing (i.e. WIBOR), to which the Group has significant exposures as at 30 June 2024. The WIBOR rate is expected to be closed and replaced by a Risk-Free-Rate (RFR) after 31 December 2027.
At the request of the Ministry of Finance of Poland, in March 2024, the Steering Committee of the National Working Group (NWG) decided to start a review and analysis of alternative RFR rates that could potentially replace WIBOR. The review includes WIRON, as well as other possible interest rate indices. In accordance with the intention, the analyses are carried out on the basis of a wider range of market information, in the light of the needs of all parties to contracts, in particular consumers, as well as ensuring the stability of the financial system, safety of trading and continuity of contracts.
The public consultation that had been started in May 2024 with all stakeholders and financial market participants has been completed on 1st July 2024. This consultation focused on the evaluation of the quality of the considered indices, their characteristics and other considerations including money market development with the aim of identifying an alternative index that best meets the criteria of a Risk Free Rate or near Risk Free Rate index and corresponds to the characteristics of the domestic financial market.
The conclusions from this public consultation will serve as one of the elements considered in the NWG decision to choose the optimal index/reference rate which will replace the WIBOR rate and become the commonly used interest benchmark rate on the market as well as the decision on the update of the benchmark rate reform roadmap in Poland providing a safe national path within the framework of the benchmark reform.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        26

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of financial position

in EUR million	30 June 2024	31 December 2023		30 June 2024	31 December 2023
Assets			Liabilities
Cash and balances with central banks	97,073	90,214	Deposits from banks 7	20,496	23,257
Loans and advances to banks	27,443	16,709	Customer deposits 8	692,577	650,276
Financial assets at fair value through profit or loss 2,4	149,579	123,015	Financial liabilities at fair value through profit or loss 9	102,649	94,638
Financial assets at fair value through other comprehensive income 3,4	46,343	41,116	Current tax liabilities	391	396
Securities at amortised cost 4	49,537	48,313	Deferred tax liabilities	1,913	1,447
Loans and advances to customers 5	662,687	647,313	Provisions	850	920
Investments in associates and joint ventures 6	1,459	1,509	Other liabilities	16,123	13,667
Property and equipment	2,435	2,399	Debt securities in issue 10	141,175	124,670
Intangible assets	1,245	1,198	Subordinated loans 11	15,933	15,401
Current tax assets	402	311	Total liabilities	992,105	924,671
Deferred tax assets	1,020	1,085
Other assets	8,388	7,117	Equity 12
			Share capital and share premium	17,149	17,151
			Other reserves	-1,542	-2,767
			Retained earnings	39,081	40,299
			Shareholders’ equity (parent)	54,689	54,684
			Non-controlling interests	816	944
			Total equity	55,505	55,628

Total assets	1,047,610	980,299	Total liabilities and equity	1,047,610	980,299
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        27

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of profit or loss

	1 January to 30 June			1 January to 30 June
in EUR million	2024	2023		2024	2023
Interest income using effective interest rate method	25,066	20,561	Addition to loan loss provisions	559	250
Other interest income	4,863	4,773	Staff expenses	3,487	3,320
Total interest income	29,929	25,335	Other operating expenses 16	2,393	2,376
			Total expenses	6,439	5,946
Interest expense using effective interest rate method	-17,515	-12,310
Other interest expense	-4,651	-4,823	Result before tax	6,373	4,609
Total interest expense	-22,166	-17,133
			Taxation	1,798	1,303
Net interest income 13	7,762	8,202	Net result	4,575	3,306

Net fee and commission income 14	1,998	1,807	Net result attributable to:
Valuation results and net trading income	3,015	520	Non-controlling interests	118	100
Investment income	24	16	Shareholders of the parent	4,456	3,206
Other net income 15	13	10		4,575	3,306
			in EUR
			Earnings per ordinary share 17
			Basic earnings per ordinary share	1.35	0.89
Total income	12,812	10,555	Diluted earnings per ordinary share	1.35	0.89
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        28

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of comprehensive income

	1 January to 30 June
in EUR million	2024	2023
Net result	4,575	3,306

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	3	8
Remeasurement of the net defined benefit asset/liability	17	-43
Net change in fair value of equity instruments at fair value through other comprehensive income	475	1
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	-9	35

Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value through other comprehensive income	-29	130
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-5	-9
Changes in cash flow hedge reserve	-224	241
Exchange rate differences [1]	341	-176
Total comprehensive income	5,145	3,492

Comprehensive income attributable to:
Non-controlling interests	125	218
Shareholders of the parent	5,020	3,274
	5,145	3,492
1 Includes impact of application of hyperinflation accounting under IAS 29

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        29

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2023	17,151	-2,767	40,299	54,684	944	55,628

Net result			4,456	4,456	118	4,575
Other comprehensive income		564		564	7	570
Total comprehensive income net of tax		564	4,456	5,020	125	5,145

Dividends 18			-2,497	-2,497	-253	-2,750
Share buyback programme, commitment			-2,500	-2,500		-2,500
Share buyback programme, shares purchased		-1,576	1,533	-43		-43
Share buyback programme, cancellation of shares	-2	2,500	-2,498			0
Employee share-based compensation plans		43	-19	24	0	23
Other changes in treasury shares		2		2		2
Transfers		-308	308			0
Other changes			-1	-1	0	-1

Balance as at 30 June 2024	17,149	-1,542	39,081	54,689	816	55,505
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 12 'Equity'.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        30

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2022	17,154	-2,192	41,538	56,500	504	57,004
Impact of changes in accounting policies[1]			-45	-45	-1	-46
Balance as at 1 January 2023	17,154	-2,192	41,493	56,455	503	56,959

Net result			3,206	3,206	100	3,306
Other comprehensive income		68		68	118	186
Total comprehensive income net of tax		68	3,206	3,274	218	3,492

Dividends 18			-1,408	-1,408		-1,408
Share buyback programme, commitment			-1,500	-1,500		-1,500
Share buyback programme, shares purchased		-188	146	-42		-42
Share buyback programme, cancellation of shares	-1	1,201	-1,200
Employee share-based compensation plans		41	-21	20	0	20
Other changes in treasury shares		0		0		0
Transfers		-599	599
Other changes			-8	-8	0	-8

Balance as at 30 June 2023	17,153	-1,668	41,308	56,793	721	57,513
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 12 'Equity'.
1 Changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        31

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of cash flows

		1 January to 30 June
in EUR million		2024	2023
Cash flows from operating activities
Result before tax		6,373	4,609
Adjusted for:	– Depreciation and amortisation	331	328
	– Addition to loan loss provisions	559	250
	– Revaluations	-80	87
	– Exchange rate differences and other.	1,858	14
Taxation paid		-1,307	-1,073
Changes in:	– Loans and advances to banks, not available on demand	-5,222	-1,520
	– Deposits from banks, not payable on demand	-6,181	-27,423
	– Trading assets	-12,975	-5,955
	– Trading liabilities	-3,485	987
	– Loans and advances to customers	-13,819	-4,727
	– Customer deposits	41,652	36,962
	– Non-trading derivatives	-647	691
	– Assets designated at fair value through profit or loss	769	25
	– Assets mandatorily at fair value through profit or loss	-14,427	-22,651
	– Other assets	-1,200	-1,745
	– Other financial liabilities at fair value through profit or loss	11,874	23,033
	– Provisions and other liabilities	1,875	2,599
Net cash flow from/(used in) operating activities		5,948	4,491

Cash flows from investing activities
Investments and advances:	- Associates and joint ventures	-22	-31
	- Financial assets at fair value through other comprehensive income	-11,040	-11,548
	- Securities at amortised cost	-48,584	-25,403

		1 January to 30 June
		2024	2023
	– Property and equipment	-172	-89
	– Other investments	-152	-115
Disposals and redemptions:	– Associates and joint ventures	44	41
	- Financial assets at fair value through other comprehensive income	5,921	6,069
	- Securities at amortised cost	47,439	25,253
	– Property and equipment	24	14
	– Other investments	10	2
	Net cash flow from/(used in) investing activities	-6,532	-5,806

	Cash flows from financing activities
	Proceeds from debt securities	65,628	45,645
	Repayments of debt securities	-50,636	-21,543
	Proceeds from issuance of subordinated loans	2,385	2,225
	Repayments of subordinated loans	-1,970	-2,127
	Repayments of principal portion of lease liabilities	-136	-96
	Purchase of treasury shares	-1,573	-187
	Dividends paid	-2,750	-1,705
	Net cash flow from/(used in) financing activities	10,948	22,212

Net cash flow		10,364	20,897

	Cash and cash equivalents at beginning of the period	93,012	95,391
	Effect of exchange rate changes on cash and cash equivalents	-1,366	-1,071
	Cash and cash equivalents at end of the period	102,010	115,217
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        32

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of cash flows - continued

Cash and cash equivalents
in EUR million	30 June 2024	30 June 2023
Treasury bills and other eligible bills	23	21
Deposits from banks	-8,498	-8,506
Loans and advances to banks	13,412	10,065
Cash and balances with central banks	97,073	113,636
Cash and cash equivalents at end of year	102,010	115,217
Cash and cash equivalents includes deposits from banks and loans and advances to banks that are payable on demand. Included in Cash and cash equivalents are minimum mandatory reserve deposits held at various central banks.
The table below presents the Interest and dividend received and paid.

	1 January to 30 June
in EUR million	2024	2023
Interest received	28,958	24,312
Interest paid	-20,119	-15,074
	8,839	9,238

Dividend received [1]	68	62
Dividend paid	-2,750	-1,705
1 Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividends paid and received from trading positions have been included.
Dividends received from associates and joint ventures are included in investing activities. Interest received, interest paid and other dividends received are included in operating activities and dividends paid are included in financing activities in the Condensed consolidated statement of cash flows.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        33

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Notes to the Condensed consolidated interim financial statements
1 Basis of preparation and significant changes in the current reporting period
1.1 Reporting entity and authorisation of the Condensed consolidated interim financial statements
ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2024, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.
The ING Group Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2024, were authorised for issue in accordance with a resolution of the Executive Board on 31 July 2024.
1.2 Basis of preparation of the Condensed consolidated interim financial statements
The ING Group Condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.
The ING Group Condensed consolidated interim financial statements on Form 6-K have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Interim report on Form 6-K. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.
The Condensed consolidated interim financial statements should be read in conjunction with the 2023 ING Group Consolidated financial statements as included in the 2023 Form 20-F. The accounting policies used to prepare the Condensed consolidated interim financial statements are consistent with those set out in the notes to the 2023 ING Group Consolidated financial statements as included in the 2023 Annual Report on Form 20-F.
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern basis.
The ING Group Condensed consolidated interim financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.
1.3 Presentation of Risk management disclosures
To improve transparency, reduce duplication and present related information in one place, certain disclosures of the nature and extent of risks related to financial instruments required by IFRS 7 ‘Financial instruments: Disclosures’ are included in the ‘Risk management’ section of the Interim Report.
These disclosures are an integral part of ING Group Condensed consolidated interim financial statements and are indicated in the ‘Risk management’ section by the symbol (*) in the headings or table headers of chapters, paragraphs, graphs or tables, respectively.
1.3.1 Reconciliation between IFRS-EU and IFRS-IASB
The 2023 ING Group Consolidated financial statements and the 2024 ING Group Condensed consolidated interim financial statements are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the IFRS-EU carve-out version of IAS 39. Particularly, it is applied to portfolio-based hedging strategies in which mainly residential mortgages, and to a lesser extent other lending, and core deposits are designated as hedged item. In addition, and in general to any hedge accounting relationship under the IFRS-EU IAS 39 carve-out, the hedge effectiveness requirements are less strict than under IFRS-IASB and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        34

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the IFRS-EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Interim Report on Form 6-K. For disclosure purposes, ING has reversed the full carve-out impact on lending from the residential mortgages line and the full carve-out impact on deposits from the savings accounts line.
During the first six months of 2023 the short term (< 5 years) interest yield increased while for the long-term (>5 years) the yield decreased resulting overall in a negative IFRS-EU IAS 39 carve out adjustment of EUR -540 million. In 2024 the interest yield increased, despite interest rate cuts in June, resulting in a positive IFRS-EU IAS 39 carve out adjustment of EUR 1,099 million. The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between IFRS-EU and IFRS-IASB is included below.

Reconciliation net result under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2024	2023
In accordance with IFRS-EU (attributable to the shareholders of the parent)	3,358	3,746
Adjustment of the IFRS-EU IAS 39 carve-out	1,512	-770
Tax effect of the adjustment	-414	230
Effect of adjustment after tax	1,099	-540
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	4,456	3,206

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2024	2023
In accordance with IFRS-EU (attributable to the shareholders of the parent)	50,147	50,742
Adjustment of the IFRS-EU IAS 39 carve-out	6,413	8,586
Tax effect of the adjustment [1]	-1,871	-2,535
Effect of adjustment after tax	4,542	6,051
In accordance with IFRS-IASB Shareholders’ equity	54,689	56,793
1Includes the effect of changes in tax rate
1.4 Changes to accounting policies and presentation
In 2024, ING Group updated the presentation of the Condensed consolidated statement of changes in equity to simplify its structure and reduce duplication. Comparative figures have been updated accordingly.
Changes in IFRS effective in 2024:
ING has consistently applied its accounting policies to all periods presented in this ING Group Condensed consolidated interim financial statements. The following amendments to IFRS became effective in the current reporting period with no significant impact for ING:
•Amendments to IFRS 16 ‘Leases’: Lease Liability in a Sale and Leaseback (issued September 2022).
•Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification of Liabilities as Current or Non-current (issued January 2020).
•Amendments to IAS 7 'Statement of Cash flows' and IFRS 7 'Financial Instruments: Disclosure': Supplier Finance Arrangements (issued May 2023).
Changes in IFRS effective after 2024:
ING has not early adopted any of the following standard, interpretation or amendment which has been issued, but is not yet effective and is in the process of assessing possible impacts for ING.
Effective in 2025
•Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’: Lack of Exchangeability (issued August 2023).

Effective in 2026
•Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosure’: Amendments to the Classification and Measurement of Financial Instruments (issued May 2024).

Effective in 2027
•New Standard IFRS 18 ‘Presentation and Disclosure in Financial Statements’ (issued April 2024).
In addition, in May 2024 the IASB also issued a new accounting standard IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’. However, it is not applicable for the consolidated financial statements of ING Group.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        35

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
1.5 Significant judgements and critical accounting estimates and assumptions
The preparation of the Condensed consolidated interim financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.
Consistent with Note 1.4 ‘Significant judgements and critical accounting estimates and assumptions’ of the 2023 ING Group Consolidated financial statements, the following areas continue to require management to make significant judgements and/ or use critical accounting estimates and assumptions based on the information and financial data that may change in future periods:
•Loan loss provisions (financial assets);
•The determination of the fair values of financial assets and liabilities;
•Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses; and
•Provisions.
These areas continue to be relevant for this ING Group Condensed consolidated interim financial statements for the six month period ended 30 June 2024. In March 2024 ING repaid the final EUR 6 billion of its Targeted Longer-Term Refinancing Operations (TLTRO) III participation. As a result, accounting for TLTRO no longer remains an area of significant judgement.
2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	30 June 2024	31 December 2023
Trading assets	73,207	60,229
Non-trading derivatives	1,964	2,028
Designated at fair value through profit or loss	5,044	5,775
Mandatorily measured at fair value through profit or loss	69,364	54,983
	149,579	123,015
Trading assets include assets that are classified under IFRS as Trading, but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions which were not derecognised, because ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. For repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow netting of these positions in the statement of financial position.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements
in EUR million	30 June 2024	31 December 2023
Reverse repurchase transactions
Loans and advances to banks	14,997	5,251
Loans and advances to customers	204	499
Trading assets, loans and receivables	15,207	12,121
Loans and receivables mandatorily measured at fair value through profit or loss	66,337	51,536
	96,745	69,407
Repurchase transactions
Deposits from banks	2,699	2,064
Customer deposits	1,954	97
Trading liabilities, funds on deposit	8,931	10,337
Funds entrusted designated and measured at fair value through profit or loss	56,835	45,729
	70,420	58,227
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        36

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
3 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	30 June 2024	31 December 2023
Equity securities	2,364	1,885
Debt securities [1]	42,647	38,281
Loans and advances [1]	1,331	951
	46,343	41,116
1 Debt securities include an amount of EUR -9 million (31 December 2023: EUR -13 million) and the Loans and advances includes EUR -4 million (31 December 2023: EUR -8 million) of Loan loss provisions.
Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Carrying value	Dividend income	Dividend income
in EUR million	30 June 2024	31 December 2023	30 June 2024	30 June 2023
Investment in Bank of Beijing	2,066	1,590
Other Investments	298	295	8	2
	2,364	1,885	8	2
As at 30 June 2024 ING holds approximately 13% (31 December 2023: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% of the shares, is required to supply additional capital when necessary. No request for additional capital was received in the first six months of 2024 (2023: nil).
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income (FVOCI).

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Opening balance as at 1 January	1,885	1,887	39,231	29,739	41,116	31,625
Additions	3	28	11,037	19,967	11,040	19,995
Amortisation				31		31
Transfers and reclassifications		5				5
Changes in unrealised revaluations [2]	462	68	-641	657	-179	725
Impairments				-1		-1
Reversals of impairments			4	6	4	6
Disposals and redemptions		-2	-5,915	-11,912	-5,915	-11,913
Exchange rate differences	14	-100	259	751	273	651
Changes in the composition of the group and other changes			5	-6	5	-6
Closing balance	2,364	1,885	43,979	39,231	46,343	41,116
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of profit or loss. Reference is made to Note 12 'Equity' for details on the changes in revaluation reserve.
FVOCI equity securities
Exchange rate differences of EUR 14 million (31 December 2023: EUR -100 million) are mainly related to the stake in Bank of Beijing following the appreciation of CNY vs EUR. Furthermore, in the first six months of 2024 changes in unrealised revaluations of equity securities are mainly related to a revaluation of the stake in Bank of Beijing of EUR 463 million (31 December 2023: EUR 77 million) following a change in the share price.
4 Debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        37

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Exposure to debt securities
in EUR million	30 June 2024	31 December 2023
Debt securities at fair value through other comprehensive income	42,647	38,281
Debt securities at amortised cost	49,537	48,313
Debt securities at fair value through other comprehensive income and amortised cost	92,184	86,594

Trading assets	9,952	6,907
Debt securities designated and measured at fair value through profit or loss	4,058	4,470
Debt securities mandatorily measured at fair value through profit or loss	854	894
Total debt securities at fair value through profit or loss	14,864	12,270
	107,048	98,864
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 97,097 million (31 December 2023: EUR 91,957 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL[1]		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Government bonds	291	362	23,708	20,988	23,613	24,050	47,611	45,400
Central bank bonds	434	446			2,869	2,043	3,303	2,489
Sub-sovereign, Supranationals and Agencies	1,301	1,354	12,976	11,587	15,058	14,639	29,336	27,580
Covered bonds	47		4,446	4,084	5,458	5,231	9,951	9,315
Corporate bonds	828	799	106	127	108	109	1,043	1,035
Financial institutions' bonds	1,222	1,645	463	483	79	186	1,764	2,314
ABS portfolio	790	758	956	1,025	2,374	2,077	4,120	3,860
	4,913	5,363	42,656	38,293	49,559	48,335	97,128	91,991
Loan loss provisions			-9	-13	-23	-22	-32	-34
Debt securities portfolio	4,913	5,363	42,647	38,281	49,537	48,313	97,097	91,957
1Debt securities at FVPL includes both debt securities designated and measured at fair value through profit or loss and debt securities mandatorily measured at fair value through profit or loss.
5 Loans and advances to customers

Loans and advances to customers by type
in EUR million	30 June 2024	31 December 2023
Loans to public authorities	17,475	14,384
Residential mortgages	339,358	329,506
Other personal lending	35,360	36,571
Corporate Lending	276,394	272,472
	668,588	652,933

Loan loss provisions	-5,901	-5,621
	662,687	647,313
For details on loan loss provisioning, refer to ‘Risk management – Credit risk’ paragraph 'Loan loss provisioning'.
6 Investment in associates and joint ventures

Investments in associates and joint ventures
in EUR million 30 June 2024	Interest held (%)	Fair value of listed invest-ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	964	1,120	45,927	39,953	449	322
Other investments in associates and joint ventures			339
			1,459
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        38

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Investments in associates and joint ventures
in EUR million 31 December 2023	Interest held (%)	Fair value of listed invest-ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	976	1,128	46,666	40,776	1,386	943
Other investments in associates and joint ventures			381
			1,509
TMBThanachart Bank Public Company Limited
ING Group has an 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to wholesale, small and medium enterprise (SME), and retail customers. TTB is accounted for as an investment in associate based on the size of ING shareholding and representation on the Board. TTB is part of the Corporate Line segment.
Other investments in associates and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and (non) financial technology funds or vehicles operating predominantly in Europe, and represents a number of associates and joint ventures that are individually not significant to ING Group.

Changes in Investments in associates and joint ventures
in EUR million	30 June 2024	31 December 2023
Opening balance as at 1 January	1,509	1,500
Additions	22	55
Transfers	-10
Revaluations	4	4
Share of results	43	149
Dividends received	-39	-74
Disposals	-5	-89
Impairments	-24	-5
Exchange rate differences	-41	-32
Closing balance	1,459	1,509
Share of results from associates and joint ventures of EUR 43 million (31 December 2023: EUR 149 million) as included in the table above is mainly attributable to results of TTB of EUR 61 million (31 December 2023: EUR 107 million).
Impairments and reversals thereof
Accumulated impairment losses on the investment in TTB of EUR 395 million (2023: EUR 395 million) were recognised in previous years. As per 30 June 2024 Value in Use (‘VIU’) was estimated following the prolonged increase of the quoted TTB share price over the original cost price of the investment and the sustained improved broker consensus outlook. VIU was estimated to be close to the carrying amount of the investment in TTB and differed only by an insignificant amount. Consequently, no (reversal of) impairment was recognised.
Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (‘VIU’). Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted cash flow projections based on management’s best estimates. VIU is derived using a Dividend Discount Model (DDM) where distributable equity, i.e. future earnings available to ordinary shareholders, is used as a proxy for future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components to the VIU calculation:
•the estimation of future earnings over a 5 year forecast period; and
•the terminal value being the extrapolation of earnings into perpetuity applying a long term growth rate. The earnings that are used for extrapolation represent the stable long term financial results and position of TTB, i.e. a steady state. The terminal value comprises the majority of the total VIU.
Key assumptions used in the VIU calculation as at 30 June 2024
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
•Expected future earnings of TTB: Short to medium term expectations are based on forecasts derived from broker consensus. Longer term and steady state expectations into perpetuity are derived using reasonable and supportable assumptions capturing a combination of TTB specific and market data points. A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period;
•Discount rate (cost of equity): 10.08%, based on the capital asset pricing model (CAPM) calculated for TTB using current market data.
•Terminal growth rate: 3.24% consistent with current long term government bond yield in Thailand as a proxy for a risk-free rate;

The model was evaluated for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        39

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements changes to key assumptions are based on external analysts’ forecasts and other relevant external data sources, which can change period to period. The sensitivity of the VIU to each key assumption is as follows :
•A favourable change of 10% in the cash flows would result in an increase in VIU of EUR 57 million, while an unfavourable change of -10% would result in a decrease in VIU of EUR -59 million;
•A favourable change of -1% in the discount rate would result in an increase in VIU of EUR 119 million, while an unfavourable change of 1% would result in a decrease in VIU of EUR -89 million;
•A favourable change of 1% in the terminal growth rate would result in an increase in VIU of EUR 87 million, while an unfavourable change of -1% would result in a decrease in VIU of EUR -65 million;
7 Deposits from banks
Deposits from banks includes non-subordinated deposits and repurchase agreements from banks.

Deposits from banks by type
in EUR million	30 June 2024	31 December 2023
Non-interest bearing	252	177
Interest bearing	20,244	23,080
	20,496	23,257
In 2023, deposits from banks included ING’s participation in the Targeted Longer-Term Refinancing Operations (TLTRO) of EUR 6.0 billion which was fully repaid in March 2024.
8 Customer deposits

Customer deposits
in EUR million	30 June 2024	31 December 2023
Current accounts / Overnight deposits	225,865	221,773
Savings accounts	349,910	334,296
Time deposits	113,104	92,154
Other	3,699	2,053
	692,577	650,276
Current accounts / Overnight deposits, Saving accounts and Time deposits include balances with individuals, respectively EUR 106,497 million (31 December 2023: EUR 107,711 million), EUR 322,365 million (31 December 2023: EUR 305,743 million) and EUR 50,834 million (31 December 2023: EUR 46,762 million).
9 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	30 June 2024	31 December 2023
Trading liabilities	33,734	37,220
Non-trading derivatives	1,653	2,019
Designated at fair value through profit or loss	67,261	55,400
	102,649	94,638
10 Debt securities in issue
Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, except for subordinated items. Debt securities in issue does not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Changes in debt securities in issue
in EUR million	30 June 2024	31 December 2023
Opening balance as at 1 January	124,670	95,918
Additions	65,628	116,436
Redemptions / Disposals	-50,636	-90,574
Amortisation	562	764
Other	29	502
Changes in unrealised revaluations	-849	2,680
Foreign exchange movement	1,771	-1,057
Closing balance	141,175	124,670
11 Subordinated loans
Subordinated loans are bonds issued by ING Groep N.V. to raise Tier 1 and Tier 2 (CRR eligible) capital. Under IFRS, these securities are classified as liabilities and for regulatory purposes, they are considered as capital.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        40

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Changes in subordinated loans
in EUR million	30 June 2024	31 December 2023
Opening balance as at 1 January	15,401	15,786
Additions	2,385	2,225
Redemptions / Disposals	-1,970	-2,894
Amortisation	11	34
Other	-40	12
Changes in unrealised revaluations	-72	473
Foreign exchange movement	217	-235
Closing balance	15,933	15,401
ING Groep N.V. issued in February 2024 USD 1.25 billion 8.00% Perpetual Additional Tier 1 Contingent Convertible Capital Securities and EUR 1.25 billion 4.38% Fixed Rate Subordinated Tier 2 Notes in May 2024.
ING Groep N.V. redeemed USD 750 million 2.50% Fixed Rate Subordinated Tier 2 notes in February 2024 and USD 1.25 billion 6.75% Perpetual AT1 Contingent Convertible Capital Securities in April 2024 on their first call dates.
12 Equity

Total equity
In EUR million	30 June 2024	31 December 2023
Share capital and share premium
- Share capital	33	35
- Share premium	17,116	17,116
	17,149	17,151

Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,628	1,152
- Revaluation reserve: Debt instruments at FVOCI	-320	-280
- Revaluation reserve: Cash flow hedge	-2,264	-2,058
- Revaluation reserve: Credit liability	22	31
- Revaluation reserve: Property in own use	170	178
- Net defined benefit asset/liability remeasurement reserve	-300	-317
- Currency translation reserve	-2,203	-2,527
- Share of associates and joint ventures and other reserves	2,750	3,047
- Treasury shares	-1,024	-1,994
	-1,542	-2,767

Retained earnings	39,081	40,299

Shareholders’ equity (parent)	54,689	54,684
Non-controlling interests	816	944
Total equity	55,505	55,628
Equity securities at FVOCI
In 2024, the unrealised revaluation of EUR 475 million (2023: EUR -35 million) includes revaluation of shares in Bank of Beijing for EUR 476 million (2023: EUR -24 million).

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        41

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Cash flow hedge
ING mainly hedges floating rate lending with interest rate swaps. Due to an increase in yield curves in 2024 the interest rate swaps had a negative revaluation of EUR -207 million in the 6 month period ended 30 June (2023: EUR 997 million positive), which is recognised in the cash flow hedge reserve.
Share of associates and joint ventures and other reserves
The share of associates and joint ventures and other reserve includes non-distributable profits from associates and joint ventures. Furthermore, the movement includes the utilisation of the statutory reserves of EUR 416 million (2023: EUR 998 million) which is released to Retained earnings.
Currency translation reserve
The increase of Currency translation reserve of EUR 324 million in the 6 month period ended 30 June is related to several currencies including TRY (EUR 83 million including IAS 29 ‘Hyperinflation’ impact), USD (EUR 199 million), RUB (EUR 27 million), PLN (EUR 5 million) and various other currencies (EUR 11 million in total).
Treasury shares

Changes in treasury shares
	In EUR million		Number x 1,000
	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Opening balance as at 1 January	-1,994	-1,205	154,571	107,395
Purchased/sold for trading purposes	2	-7	-279	464
Purchased under staff share plans	-43	-42	3,319	3,156
Distributed under staff share plans	43	41	-3,316	-3,106
Purchased Share buyback programme	-1,533	-3,482	104,196	275,013
Cancelled Share buyback programme	2,500	2,701	-194,813	-228,350
Closing balance	-1,024	-1,994	63,678	154,571
On 3 November 2023, ING announced a share buyback programme for EUR 2,500 million. The programme was completed by February 2024. In total 195 million shares have been repurchased at an average price of EUR 12.87 per share (effective price for ING was EUR 12.83 per share after compensation received from the executing broker). The shares have been cancelled in April 2024.

On 4 March 2024, ING announced a share buyback programme for a maximum total amount of EUR 50 million. The programme was completed by March 2024. In total 3 million shares have been repurchased at an average price of EUR 12.99 per share and for a total consideration of EUR 43 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans.

On 2 May 2024, ING announces a share buyback programme of EUR 2,500 million. The programme is expected to end no later than 29 October 2024. As per 30 June 2024, 63 million shares have been repurchased at an average price of EUR 16.09 per share and for a total consideration of EUR 1,015 million. ING has the intention to cancel these shares by the end of 2024.
Retained earnings
In May 2024, ING paid a final dividend over 2023 of EUR 2,497 million (EUR 0.756 per share).

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        42

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
13 Net interest income

Net interest income[1]
in EUR million	30 June 2024	30 June 2023		30 June 2024	30 June 2023
Interest income on loans[2]	17,212	15,109	Interest expense on deposits[3]	7,462	5,132
Interest income on debt securities at amortised cost	579	411	Interest expense on debt securities in issue	2,573	1,732
Interest income on financial assets at fair value through OCI	710	455	Interest expense on subordinated loans	353	354
Interest income on non-trading derivatives (hedge accounting)	6,564	4,586	Interest expense on non-trading derivatives (hedge accounting)	7,127	5,092
Total interest income using effective interest rate method	25,066	20,561	Total interest expense using effective interest rate method	17,515	12,310

Interest income on financial assets at fair value through profit or loss	3,211	2,226	Interest expense on financial liabilities at fair value through profit or loss	2,843	1,977
Interest income on non-trading derivatives (no hedge accounting)	1,602	2,487	Interest expense on non-trading derivatives (no hedge accounting)	1,742	2,787
Interest income other	49	60	Interest expense on lease liabilities	14	13
Total other interest income	4,863	4,773	Interest expense other	54	46
			Total other interest expense	4,651	4,823

Total interest income	29,929	25,335	Total interest expense	22,166	17,133

			Net interest income	7,762	8,202
1Table has been updated to a more aggregated view for presentation purposes and comparatives have been adjusted accordingly. Negative interest on assets and liabilities is no longer presented separately. Furthermore, interest expense on deposits from customers and banks is now presented on a combined basis within Interest expense on deposits. Refer to footnote 2 and 3.
2 Includes interest income on loans to customers and banks, cash balances and negative interest on liabilities EUR 5 million (30 June 2023: EUR 9 million).
3 Includes interest paid on deposits from customers and banks, and negative interest on assets EUR nil (30 June 2023: EUR nil).
Net interest income was affected by reversing the hedge accounting impacts that are applied under IFRS-EU ‘IAS 39 carve-out’ with an impact of EUR 107 million (30 June 2023: EUR 129 million). The net decrease, without the IAS 39 carve out impact, is EUR -418 million.
Interest expense on deposits includes interest paid under the TLTRO III programme of EUR 59 million (30 June 2023 EUR 436 million). The funding under this programme was fully repaid during the first quarter of 2024.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        43

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
14 Net fee and commission income

Net fee and commission income
in EUR million	30 June 2024	30 June 2023
Fee and commission income
Payment Services	1,072	990
Securities business	395	314
Insurance and other broking	287	262
Portfolio management	339	311
Lending business	313	328
Financial guarantees and other commitments	231	229
Other	120	121
Total fee and commission income	2,757	2,554

Fee and commission expenses
Payment Services	365	329
Securities business	75	70
Distribution of products	226	251
Other	94	97
Total fee and commission expenses	760	747

Net fee and commission income	1,998	1,807
Reference is made to Note 19 'Segments' which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.

15 Other net income

Other net income
in EUR million	30 June 2024	30 June 2023
Share of result associates and joint ventures	43	38
Impairment of associates and joint ventures	-24	-5
Net result derecognition of financial assets measured at amortised cost	-5	11
Net monetary gain or loss	-88	-79
Other	88	44
	13	10
16 Other operating expenses

Other operating expenses
in EUR million	30 June 2024	30 June 2023
Regulatory costs	446	616
Audit and non-audit services	19	19
IT related expenses	497	429
Advertising and public relations	199	175
External advisory fees	135	142
Office expenses	143	150
Travel and accommodation expenses	60	59
Contributions and subscriptions	72	63
Postal charges	18	20
Depreciation of property and equipment	224	225
Amortisation of intangible assets	107	103
(Reversals of) impairments of property and equipment	6	5
(Reversals of) impairments of intangible assets	3	0
Addition to / (unused amounts reversed of) provision for reorganisations	57	46
Addition to / (unused amounts reversed of) other provisions	34	19
Other	372	304
	2,393	2,376
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 30 June 2024 are
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        44

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements contributions to DGS of EUR 157 million (30 June 2023: EUR 174 million) mainly related to the Netherlands, Germany, Belgium. Furthermore, it includes Poland's contribution to local resolution funds of EUR 35 million (30 June 2023: EUR 250 million). No further contribution is required to the eurozone's Single Resolution Fund in 2024. Local bank taxes increased by EUR 62 million from EUR 192 million as per 30 June 2023 to EUR 255 million in the first six months of 2024.
17 Earnings per ordinary share

Earnings per ordinary share
			Weighted average number
			of ordinary shares outstanding
	Amount		during the period		Per ordinary share
	(in EUR million)		(in millions)		(in EUR)
	30 June 2024	30 June 2023	30 June 2024	30 June 2023	30 June 2024	30 June 2023
Basic earnings	4,456	3,206	3,292.5	3,617.0	1.35	0.89
Basic earnings from continuing operations	4,456	3,206			1.35	0.89

Effect of dilutive instruments:
Share plans			3.3	2.0
			3.3	2.0

Diluted earnings	4,456	3,206	3,295.8	3,619.0	1.35	0.89
Diluted earnings from continuing operations	4,456	3,206			1.35	0.89

18 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2022
- Interim dividend, paid August 2022	0.17	634
- Final dividend, paid May 2023	0.389	1,408
Total dividend in respect of 2022	0.559	2,042
In respect of 2023
- Interim dividend, paid August 2023	0.35	1,260
- Final dividend, paid May 2024	0.756	2,497
Total dividend in respect of 2023	1.106	3,757
In respect of 2024
- Interim dividend declared	0.35	1,149
Total dividend for the period ending 30 June 2024	0.35	1,149
On 25 April 2024, the Annual General Meeting of shareholders ratified the total dividend of EUR 1.106 per ordinary share of which EUR 0.350 per share was paid as an interim cash dividend in August 2023. The final dividend of EUR 0.756 per ordinary share was paid entirely in cash.
In 2023 and the first six months of 2024, no other cash distributions were paid to shareholders of ING Group.
ING Groep N.V. is required to withhold tax of 15% on dividends paid.
Reference is made to Note 12 'Equity' for further information.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        45

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Additional notes to the Condensed consolidated interim financial statements
19 Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 'Basis of preparation and material accounting policy information' of the 2023 ING Group Consolidated financial statements. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
The following table specifies the segments by line of business and main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands, including the Business Banking segments. The main products offered are current and savings accounts, investment products, business lending, mortgages and consumer lending.
Retail Belgium	Income from retail and private banking activities in Belgium and Luxembourg, including the Business Banking segments. The main products offered are similar to those in the Netherlands.
Retail Germany	Income from retail and private banking activities in Germany, including the Business Banking segments. The main products offered are similar to those in the Netherlands.
Retail Other	Income from retail banking activities in the rest of the world, including the Business Banking segments in specific geographies. The main products offered are similar to those in the Netherlands.
Wholesale Banking	Income from wholesale banking activities. The main products are: lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury.

Specification of geographical split of the segments
Geographical split of the segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany
Other Challengers	Australia, Italy, Spain and Portugal
Growth Markets	Poland, Romania and Türkiye
Wholesale Banking Rest of World	UK, Ireland & Middle East, Americas, Asia and other countries in Europe
Other	Corporate Line
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking consider this to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. IFRS-EU result includes the impact of applying the IFRS-EU ‘IAS 39 carve out’. The IFRS-EU ‘IAS 39 carve-out’ impact relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany, Wholesale Banking Rest of World and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The segment reporting in the interim report on Form 6-K has been prepared in accordance with International Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium, Germany, Wholesale Banking Rest of World and Other Challengers.
Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period' for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        46

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a reflection of capital management activities, as ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.
Results in Corporate Line are impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29). Furthermore, Corporate Line includes certain income and expenses that are not allocated to the banking businesses, and also includes our investments in Bank of Beijing and TMBThanachart Bank (TTB).
The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking.
This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally and is therefore not readily available.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        47

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
	1 January to 30 June					1 January to 30 June
in EUR million	2024					2023
	Income	Expenses	Taxation	Non-controlling interests	Net result [1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	12,812	6,439	1,798	118	4,456	10,555	5,946	1,303	100	3,206

IFRS-EU 'IAS 39 carve out' impact [2]	-1,512		-414		-1,099	770		230		540
Result IFRS-EU [3]	11,300	6,439	1,385	118	3,358	11,325	5,946	1,533	100	3,746
1Net result, after tax and non-controlling interests.
2ING prepares its results filed with SEC in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the IFRS-EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3IFRS-EU figures include the impact of applying the IFRS-EU 'IAS 39 carve-out'.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        48

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

ING Group Total
	1 January to 30 June			1 January to 30 June
in EUR million	2024			2023
	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group
Income
– Net interest income	7,508	147	7,655	8,021	52	8,073
– Net fee and commission income	1,995	3	1,998	1,807		1,807
– Total investment and other income	1,647		1,647	1,440	5	1,445
Total income	11,149	150	11,300	11,268	58	11,325

Expenditure
– Operating expenses	5,874	6	5,880	5,692	4	5,696
– Addition to loan loss provisions	559		559	250		250
Total expenses	6,433	6	6,439	5,942	4	5,946

Result before taxation	4,716	144	4,861	5,326	53	5,379
Taxation	1,347	38	1,385	1,519	14	1,533
Non-controlling interests	118		118	100		100
Net result IFRS-EU	3,251	107	3,358	3,707	39	3,746
Reversal of the IFRS-EU 'IAS 39 carve out' impact	1,099		1,099	-540		-540
Net result IFRS-IASB	4,350	107	4,456	3,166	39	3,206
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        49

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Segments by line of business
	1 January to 30 June							1 January to 30 June
in EUR million	2024							2023
	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total
Income
– Net interest income	1,534	1,052	1,337	1,884	1,737	111	7,655	1,650	1,010	1,401	1,668	2,076	269	8,073
– Net fee and commission income	513	306	212	293	676	-3	1,998	471	240	180	253	669	-6	1,807
– Total investment and other income	376	43	-51	120	1,166	-8	1,647	410	80	-37	154	892	-54	1,445
Total income	2,423	1,402	1,498	2,297	3,580	99	11,300	2,530	1,330	1,543	2,075	3,637	210	11,325

Expenditure
– Operating expenses	1,023	980	628	1,388	1,662	199	5,880	1,053	959	605	1,215	1,630	233	5,696
– Addition to loan loss provisions	-43	65	65	176	295		559	42	91	49	174	-105		250
Total expenses	980	1,045	693	1,564	1,957	199	6,439	1,095	1,050	654	1,389	1,525	233	5,946

Result before taxation	1,443	357	805	733	1,623	-100	4,861	1,435	280	889	686	2,112	-23	5,379
Taxation	371	109	265	173	406	61	1,385	372	95	289	176	495	107	1,533
Non-controlling interests	0	0	1	96	22	0	118	0	0	0	72	28	0	100
Net result IFRS-EU	1,072	248	540	465	1,194	-161	3,358	1,063	185	601	438	1,589	-130	3,746
Reversal of the IFRS-EU 'IAS 39 carve out' impact					1,099		1,099					-540		-540
Net result IFRS-IASB	1,072	248	540	465	2,293	-161	4,456	1,063	185	601	438	1,049	-130	3,206

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        50

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Geographical split of the segments
	1 January to 30 June								1 January to 30 June
in EUR million	2024								2023
	Nether-lands	Belgium	Germany	Other Challengers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether-lands	Belgium	Germany	Other Challengers	Growth markets	Wholesale Banking Rest of World	Other	Total
Income
– Net interest income	1,572	1,327	1,609	1,085	1,168	785	109	7,655	2,077	1,343	1,667	1,061	922	734	268	8,073
– Net fee and commission income	649	441	236	166	212	297	-3	1,998	617	364	206	151	185	289	-6	1,807
– Total investment and other income	877	49	-46	14	199	556	-3	1,647	664	105	-40	16	273	479	-51	1,445
Total income	3,099	1,817	1,799	1,265	1,579	1,637	103	11,300	3,359	1,813	1,832	1,228	1,380	1,502	211	11,325

Expenditure
– Operating expenses	1,423	1,155	732	723	869	778	200	5,880	1,502	1,134	702	658	722	743	234	5,696
– Addition to loan loss provisions	-25	55	83	85	130	231		559	-21	91	-39	98	111	11		250
Total expenses	1,398	1,210	815	809	998	1,009	200	6,439	1,481	1,225	662	755	834	755	234	5,946

Result before taxation	1,701	608	984	456	581	628	-97	4,861	1,878	588	1,170	472	546	748	-23	5,379
Retail Banking	1,443	357	805	282	451			3,338	1,435	280	889	334	351			3,290
Wholesale Banking	258	251	179	174	130	628	3	1,623	442	308	280	138	195	748	1	2,112
Corporate Line							-100	-100							-23	-23
Result before taxation	1,701	608	984	456	581	628	-97	4,861	1,878	588	1,170	472	546	748	-23	5,379
Taxation	451	180	321	141	109	132	52	1,385	453	179	381	123	115	188	94	1,533
Non-controlling interests			1		118			118					100			100
Net result IFRS-EU	1,250	428	663	315	354	497	-149	3,358	1,425	408	789	350	331	560	-117	3,746
Reversal of the IFRS-EU 'IAS 39 carve out' impact	479	337	289	4		-11		1,099	-65	-113	-350	-2		-12		-540
Net result IFRS-IASB	1,730	764	952	320	354	486	-149	4,456	1,360	296	439	348	331	548	-117	3,206
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        51

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
20 Fair value of assets and liabilities
Valuation Methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.
The first half of 2024 was characterized by less elevated levels of volatility compared to 2023. After the steep increase of interest rates worldwide over the last years, the markets saw interest rates cuts. Though currently not having a major direct influence on the global markets, the geopolitical risks stemming from the ongoing Russia-Ukraine and Israel-Gaza conflicts are still hanging over the markets, while the US elections and the uncertainty around its consequences are also closely followed.
Financial assets and liabilities, including Level 3, are valued using agreed methodologies, targeting the most appropriate estimate of fair value.
A comprehensive description of ING’s valuation methods and framework is reported in Note 35 ‘Fair value of assets and liabilities’ of the 2023 Form 20-F. This chapter of the Condensed consolidated interim financial statement should be read in conjunction with the 2023 Form 20-F.
Valuation Control framework
The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by various governance bodies, including Local Parameter Committees, Global Valuation and Impairment Committee, Market Data Committee and Valuation Model Committee. All relevant committees meet on a regular basis (monthly/quarterly), where agenda covers the aforementioned valuation controls.
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global
Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Market. The Market Data Committee is responsible for the approval of the market data used in valuation.
Valuation Adjustments
Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS 13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit Valuation Adjustments or DVA), Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).
For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (hereafter: DOP). ING defers material Day One Profit or Loss of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. Both the impact on the profit and loss in 2024 and the DOP reserve is disclosed in the below table.
The following table presents the models reserves for financial assets and liabilities.

Valuation adjustment reserves on financial assets and liabilities
in EUR million	30 June 2024	31 December 2023
Deferred Day One Profit or Loss	-105	-90
Own credit adjustments	18	34
Bid/Offer	-135	-154
Model Risk	-27	-26
CVA	-116	-131
DVA	54	55
CollVA	-3	-4
FVA	-52	-68
Total Valuation Adjustments	-366	-385

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        52

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Financial instruments at fair value
The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	23,125	15,438	4	3	127	150	23,256	15,590
- Debt securities	5,913	4,825	6,427	4,081	2,524	3,364	14,864	12,270
- Derivatives	6	39	26,257	27,134	408	535	26,671	27,708
- Loans and receivables	0	0	79,506	63,316	5,281	4,131	84,787	67,446
	29,044	20,302	112,194	94,533	8,341	8,179	149,579	123,015
Financial assets at fair value through other comprehensive income
- Equity securities	2,110	1,622	0	0	254	263	2,364	1,885
- Debt securities	40,891	35,848	1,746	2,433	10	0	42,647	38,281
- Loans and receivables	0	0	855	275	476	676	1,331	951
	43,001	37,470	2,602	2,707	740	938	46,343	41,116
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,380	1,088	7,965	7,635	14	47	9,359	8,770
– Deposits	0	0	66,976	57,063	1	13	66,978	57,076
– Trading securities	2,629	3,604	18	41	0	0	2,648	3,645
– Derivatives	49	41	23,067	24,437	548	670	23,664	25,148
	4,058	4,733	98,026	89,175	564	729	102,649	94,638
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1. Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.
Debt securities
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institutions bonds are generally traded in active markets. Where quoted prices are readily and regularly available, they are classified as Level 1. The remaining positions are classified as Level 2 or Level 3 depending on the trading activity and observability of prices. Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.
Derivatives
Instrument description: Derivatives contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, Credit derivatives, Equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        53

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available.
For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment. See sections CVA/DVA and FVA in section Valuation Adjustments for more details regarding the calculation.
Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.
Loans and receivables
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value includes trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.
Financial liabilities at fair value through profit and loss
Instrument description: Financial liabilities at fair value through profit and loss include debt securities, debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option. Besides that, it includes derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.
Transfers between Level 1 and 2
As a consequence of change in observable inputs, ING recorded an EUR 0.4 billion transfer from Level 2 to Level 1 in debt securities measured at fair value through other comprehensive income. No significant transfers from Level 1 to Level 2 were recorded in the reporting period 2024.
Level 3: Valuation techniques and inputs used
Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.
Of the total amount of financial assets classified as Level 3 as at 30 June 2024 of EUR 9.1 billion (31 December 2023: EUR 9.1 billion), an amount of EUR 7.2 billion (79.1%) (31 December 2023: EUR 7.0 billion, being 76.7%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets includes EUR 0.3 billion (31 December 2023: EUR 0.3 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.6 billion (31 December 2023: EUR 1.8 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at 30 June 2024 of EUR 0.6 billion (31 December 2023: EUR 0.7 billion), an amount of EUR 0.23 billion (41.0%) (31 December 2023: EUR 0.36 billion, being 50.0%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes EUR 0.3 billion (31 December 2023: EUR 0.3 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        54

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (31 December 2023: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        55

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
In EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023			30 June 2024	31 December 2023	30 June 2024	31 December 2023
At fair value through profit or loss
Debt securities	2,524	3,364		0	Price based	Price (%)	0%	0%	122%	122%
						Price per share	n.a	97	n.a	236
					Present value techniques	Credit spread (bps)	100	94	100	94
Equity securities	127	150			Price based	Price (price per share)	0	0	5,475	5,457
Loans and advances	1,838	2,298		13	Price based	Price (%)	0%	0%	106%	117%
					Present value techniques	Credit spread (bps)	n.a	1	n.a.	12
						Prepayment rate (%)	2%	n.a	2%	n.a
						Interest rate (%)	5%	n.a	5%	n.a
					Loan pricing model	Price (%)	99%	n.a	99%	n.a
(Reverse) repo's	3,441	1,832			Present value techniques	Interest rate (%)	n.a	n.a	n.a	n.a
Structured notes	2		14	47	Price based	Price (%)	92%	88%	104%	96%
					Option pricing model	Equity volatility (%)	n.a	9%	n.a	23%
						Equity/Equity correlation	n.a	0.8	n.a	0.9
						Equity/FX correlation	n.a	-0.2	n.a	0.6
						Dividend yield (%)	n.a	0%	n.a	4%
					Present value techniques	Credit spreads (bps)	100	100	100	101
Derivatives
– Rates	292	283	300	301	Option pricing model	Interest rate volatility (bps)	n.a.	1	n.a	3
					Present value techniques	Reset spread (%)	2%	n.a.	2%	n.a.
						Prepayment rate (%)	0%	0%	0%	0%
– FX	4	2	3	3	Option pricing model	Implied volatility (%)	4%	3%	9%	18%
– Credit	87	216	220	343	Present value techniques	Credit spread (bps)	0	3	179	149
					Price based	Price (%)	0%	0%	100%	100%
– Equity	12	20	22	17	Option pricing model	Equity volatility (%)	13%	12%	76%	75%
						Equity/Equity correlation	0.0	0.2	1.0	1.0
						Equity/FX correlation	-0.1	-0.5	0.6	1.0
						Dividend yield (%)	0%	0%	20%	14%
					Price based	Price (%)	0%	0%	21%	21%
– Other	13	14	4	7	Option pricing model	Commodity volatility (%)	13%	11%	74%	94%
					Present value techniques	Price (%)	68%	n.a.	68%	n.a.
At fair value through other comprehensive income
– Loans and advances	476	676			Present value techniques	Prepayment rate (%)	5%	n.a.	5%	n.a.
					Price based	Price (%)	93%	85%	100%	96%
– Equity	254	263			Present value techniques	Credit spread (bps)	5.8	5.2	5.8	5.2
						Interest rate (%)	4%	4%	4%	4%
						Payout ratio	70%	n.a.	90%	n.a.
					Price based	Price (%)	122%	122%	122%	122%
– Debt securities	10
Total	9,081	9,118	564	729
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        56

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Opening balance as at 1 January	848	873	286	421	3,499	1,849	3,547	3,492	938	891	9,118	7,526
Realised gain/loss recognised in the statement of profit or loss during the period [1]	-188	235	13	-142	248	-33	5	-383	0	0	77	-322
Revaluation recognised in other comprehensive income during the period [2]	0	0	0	0	0	0	0	0	-12	-6	-12	-6
Purchase of assets	110	1,246	113	76	2,108	2,208	163	873	118	331	2,612	4,735
Sale of assets	-34	-889	-91	-55	-385	-1,109	-1	-138	-56	-243	-567	-2,433
Maturity/settlement	-11	-1,005	-7	-15	-327	-576	-553	-292	-13	-22	-910	-1,910
Reclassifications	0	0	-20	0	0	723	0	0	0	5	-20	728
Transfers into Level 3	21	879	0	0	395	981	0	1	0	0	416	1,860
Transfers out of Level 3	-566	-459	0	0	-824	-534	0	0	-245	0	-1,635	-994
Exchange rate differences	0	-31	0	0	2	-9	-12	-9	10	-10	-1	-59
Changes in the composition of the group and other changes	0	0	0	0	2	0	1	2	0	-8	2	-6
Closing balance	180	848	293	286	4,718	3,499	3,149	3,547	740	938	9,081	9,118
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR -92 million (2023: EUR 316 million) of unrealised gains and losses recognised in the statement of profit or loss.
2Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2024, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2024, the transfer out of Level 3 trading assets relate mostly to bonds and derivative instruments due to the valuation not being significantly impacted by unobservable input.
In 2023, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2023, the transfer into Level 3 trading assets is mainly driven by debt securities that are part of a structure transferred into level 3 due to market illiquidity which decreased observability for an input.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        57

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Opening balance as at 1 January	382	229	301	449	47	54	729	732
Realised gain/loss recognised in the statement of profit or loss during the period[1]	-129	224	-57	-151	0	-2	-185	72
Additions	28	53	110	72	0	18	138	142
Redemptions	-4	-102	-52	-53	0	-2	-56	-156
Maturity/settlement	-10	-13	-7	-16	-4	-1	-21	-30
Transfers into Level 3	6	40	0	0	2	32	8	72
Transfers out of Level 3	-19	-49	0	0	-30	-54	-49	-102
Exchange rate differences	0	0	0	0	0	0	0	0
Closing balance	253	382	296	301	16	47	564	729
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR -185 million (31 December 2023: EUR 72 million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2024, the transfers out of Level 3 mainly consisted of structured notes, measured as designated at fair value through profit or loss. The structured notes were transferred out of Level 3 as the valuation was no longer impacted by significantly unobservable inputs.
In 2023, financial liabilities transfers into and out of Level 3 mainly consisted of structured notes, measured as designated at fair value through profit or loss. The structured notes were transferred out of Level 3 as the valuation was no longer impacted by significantly unobservable inputs.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.
In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.
This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Equity (equity derivatives, structured notes)	20	18	-14	-9
Interest rates (Rates derivatives, FX derivatives)	6	3	-1	0
Credit (Debt securities, Loans, structured notes, credit derivatives)	23	45	-8	-54
Loans and advances	2	3	-3	-17
	50	69	-27	-80
Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        58

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023	30 June 2024	31 December 2023
Financial Assets
Loans and advances to banks	27,443	16,709	3,664	2,722			19,981	11,430	3,862	2,511	27,507	16,662
Loans and advances to customers	662,687	647,313	19,876	15,681			14,228	14,602	603,378	593,098	637,482	623,381
Securities at amortised cost	49,537	48,313			42,202	40,041	2,994	4,277	1,954	1,693	47,151	46,010
	739,666	712,335	23,540	18,403	42,202	40,041	37,204	30,308	609,194	597,302	712,140	686,053

Financial liabilities
Deposits from banks	20,496	23,257	4,242	3,764			12,078	15,066	3,837	3,968	20,157	22,799
Customer deposits	692,577	650,276	575,775	556,060			70,600	52,486	45,623	41,063	691,998	649,609
Debt securities in issue	141,175	124,670			74,190	62,197	36,811	42,606	31,214	20,450	142,215	125,253
Subordinated loans	15,933	15,401			15,948	15,050	241	311			16,189	15,361
	870,181	813,603	580,017	559,824	90,138	77,248	119,729	110,469	80,674	65,482	870,558	813,022
1 In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value.
The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment, this explains why (for these cases) the carrying amount approximates fair value.
Loans and advances to banks
For short term receivables from banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads that reflects current credit risk or quoted bonds.
Loans and advances to customers
For short term loans carrying amounts represent a reasonable estimate of the fair value. The fair value of long term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.
Securities at amortised cost
Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        59

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Deposits from banks
For short term payables to banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflects ING’s own credit risk.
Customer deposits
In the current interest rate environment there is significant embedded value in our on-demand deposits, therefore providing a natural hedge against the impact from rising rates on financial assets. However, for the purpose of this disclosure and in accordance with IFRS, the carrying amounts of deposits with an immediate on demand feature is presented as fair value.
The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Debt securities in issue
The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.
Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.
21 Legal proceedings
ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the ING and/or the ING and its consolidated subsidiaries.
Settlement agreement: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING’s former CEO.
Litigation by investors: In February and March 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING's disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. We do not agree with the allegations and will defend ourselves against these and the claimed damages of EUR 587 million. We follow IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable - which currently is not the case.
Findings regarding AML processes: As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING Luxembourg. Although this matter still remains at an early procedural stage and it is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial outcome of this matter to have a material effect.
ING's subsidiary Payvision was the subject of a criminal investigation by Dutch authorities regarding money laundering and various requirements of the Dutch act on Anti-Money Laundering and Counter Terrorist Financing, focusing on the period from 1 January 2015 up to and including April 2020. Payvision cooperated with such investigation. In October 2021, the phasing out of Payvision was announced. The phasing out of
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        60

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements activities and the transfer of customers to a new service provider were completed in 2022. At the request of Payvision, its license has been withdrawn. In April 2024, the Dutch authorities closed the investigation, without charges against Payvision, but with the issuance of a penalty order against two former directors of Payvision.
ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.
Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.
Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.
Claims regarding accounts with predecessors of ING Bank Türkiye: ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING Bank Türkiye can claim compensation from SDIF if a court orders ING Bank Türkiye to pay amounts to the offshore account holders. SDIF has made payments to ING Bank Türkiye pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. In April 2022 the Turkish Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts. In July 2024 one of the lawsuits has been finalized in favour of ING Bank Türkiye with the Turkish Supreme Court's verdict which is likely to be a precedent decision for the other ongoing files.
In 2024, SDIF initiated enforcement procedures against ING Bank Türkiye, based on the decision in April 2022 by the Turkish Supreme Court referred to above. SDIF alleges that this decision means that ING Bank Türkiye has to return certain payments made by SDIF regarding the offshore depositors' receivables cases, as the statute of limitations had already expired.
At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.
Interest rate derivatives claims: In the past a uniform recovery framework for Dutch SME clients with interest rate derivatives was established by a committee of independent experts appointed by the Dutch Ministry of Finance. In the context of this recovery framework most claims have been settled, however ING is still involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. In one case, the business client filed an appeal in cassation with the Dutch Supreme Court in April 2024.
Interest surcharges claims: ING received complaints and was involved in litigation with certain individuals in the Netherlands regarding increases in interest surcharges with respect to several credit products, including but not limited to commercial property. ING has reviewed the relevant product portfolio. The provision previously taken has been reversed for certain of these complaints. All claims are dealt with individually. Thus far, the courts have ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharge based upon the essential obligations in the contract. In a relevant case the Dutch Supreme Court ruled in favor of another Dutch bank, addressing the question whether or not a bank is allowed to increase interest surcharges unilaterally. The Dutch Supreme Court ruled affirmatively and referred the case to the Court of Appeal in The Hague. The Court of Appeal also ruled in favour of the Dutch bank in October 2022 and this ruling has been confirmed by the Dutch Supreme Court in its ruling of 22 December 2023. ING will continue to deal with all claims individually. In the last pending case against ING, the claimant filed an appeal in cassation with the Dutch Supreme Court in January 2024.
Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the European Court of Justice ("CJEU") have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Spanish Supreme Court published a press release stating its decision to ask the CJEU for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. In January 2024, the CJEU ruled that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The CJEU indicated that it is up to national case-law to determine the criterion that should be applied for the calculation of the limitation period. In April 2024 the CJEU ruled that it was not against
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        61

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
European Union laws that the period of prescription began to be calculated from the moment the clause was declared null. Following the CJEU approach, on 14 June 2024 the Spanish Supreme Court issued its final decision stating in short that the 5-year period to claim the reimbursement of costs can only begin from the date each individual clause is declared null by a judge. The Spanish Supreme Court also leaves a small door open for banks in case they can demonstrate that a specific individual indeed had knowledge of the unfairness of the clause before that moment. ING is reviewing the best way to address the latest developments.
ING Spain was also included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court.
A provision has been established in the past and has been adjusted where appropriate.
Imtech claims: In the Netherlands, the trustees in the bankruptcy of Imtech N.V. (“Imtech”) claimed in September 2018 from various financing parties, including ING, (i) payment to the bankrupt estate of what the security agent at that time had collected following bankruptcy or intended to collect, (ii) repayment of all that was repaid to the financing parties, as well as (iii) compensation for the repayment of a bridge financing, provided by ING and another bank. This matter was settled by all Imtech financiers, including ING, and the Imtech trustees in October 2023.
In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action Group B.V. on behalf of certain (former) shareholders of Imtech. In March 2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders (Vereniging van Effectenbezitters, “VEB”). In 2022, these claimants reiterated and further substantiated their claim in a letter to ING. Each of the claimants allege inter alia that shareholders they represent were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. Underwriters, including ING are held liable by these claimants for the damages that shareholders would have suffered. ING responded to these claimants denying any and all responsibility in relation to the allegations made in the relevant letters. In March 2024, Imtech trustees, VEB and other parties entered into a settlement agreement that contained a release for claims regarding this subject matter. This release, by way of third-party clause, applies to ING as well. The other claimants (one of which is now dissolved) are not party to this agreement and at this moment it is not possible to assess whether the remaining claims would lead to any court case and what the outcome of such court cases would be.
Claims regarding mortgage loans in Swiss franc in Poland: ING Poland is a defendant in several lawsuits with retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA’s proposal. In October 2022, a hearing of the European Court of Justice ("CJEU") was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interests for the amount borrowed under such loan prior to cancellation.
In June 2023, the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and instalments previously paid to the bank. In September and December 2023, the CJEU issued rulings providing further clarity on the limitation period and about the question of when a contract clause can be considered unfair. In April 2024, the Polish Supreme Court issued a ruling stating that if it is impossible to establish a binding foreign currency exchange rate for the parties in the indexed or denominated loan agreement, the agreement is also not binding in other respects. ING has recorded a portfolio provision.
Certain Consumer Credit Products: In October 2021, ING announced that it would offer compensation to its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers’ Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers’ Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including ‘interest-on-interest’-effect in these cases. The compensation process is taking more time than expected. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data. In 2Q 2024 the compensation process was expedited.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        62

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatens to initiate legal proceedings against ING. If necessary, ING will defend its science-based climate approach in court.
Russian claims: Several ING entities have received claims from, and are involved in litigation with, certain Russia-linked entities. They claim the payment of principal or interest or other amounts that they have not received pursuant to sanctions. Claims are also made related to the settlement of contracts that have been terminated after sanctions were imposed. We do not agree with these claims, as they do not comply with the underlying contracts or applicable laws, including sanctions. We follow IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable which currently is not the case.
22 Capital management
ING manages capital using the IFRS-EU equity position as a basis. ING Group’s Common Equity Tier 1 capital (CET1) ratio remained strong in the first half of 2024. The CET1 ratio decreased from 14.7% at the end of December 2023 to 14.0% at the end of June 2024, mainly due to the EUR 2,500 million deduction from CET1 capital due to the ongoing share buyback programme which was announced in May 2024 and higher risk-weighted assets. This is partially offset by the inclusion of 1,635 million of net profit after dividend reserving.
ING Group’s CET1 target level is around 12.5%. This target level is comfortably above the prevailing Maximum Distributable Amount (MDA) level of 10.71%, implying a management buffer of 179 basis points.
Distribution
ING has reserved EUR 1,723 million of the net profit for distribution outside of CET1 capital in the first six months of the year, reflecting our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit, which is defined as net profit adjusted for significant items not linked to the normal course of business, over the first six months of 2024 is EUR 3,446 million (based on IFRS-EU net result: EUR 3,358 million). This includes a positive P&L adjustment of EUR 88 million related to hyperinflation accounting on Türkiye.
Following our distribution policy of a 50% pay-out ratio on resilient net profit, a final cash dividend over 2023 of EUR 0.756 per share was paid on 3 May 2024. An interim dividend over the first six months of 2024 of EUR 0.35 per share will be paid on 12 August 2024 (representing ~1/3 of resilient net profit over the first six months of 2024).
On 5 February 2024, ING announced that it had completed the EUR 2,500 million share buyback programme which was announced on 2 November 2023.
On 4 March 2024, a share buyback programme of EUR 43 million for the purpose of meeting obligations under the employee share-based compensation plans was completed. The share buyback programme had negligible impact on ING's CET1 ratio.
On 2 May 2024, ING announced a next step to converge the CET1 ratio towards the CET1 target level by distributing a maximum total amount of EUR 2,500 million. The share buyback programme is expected to end no later than 29 October 2024. The share buyback programme had an impact of roughly 77 basis points on Group’s CET1 ratio.
Ratings
Moody’s outlook on senior unsecured ratings changed from Stable to Positive. The ratings and outlook from S&P and Fitch remained unchanged in the first six months of 2024.
23 Subsequent events
There are no subsequent events to report.
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        63

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep NV
(Registrant)

Date: July 31, 2024
By: /s/T. Phutrakul
T. Phutrakul
Chief Financial Officer
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2024 - Unaudited                                                        64